UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

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WASHINGTON TRUST BANCORP, INC.
(Name of Registrant as Specified In Its Charter)

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WASHINGTON TRUST BANCORP, INC.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held April 24, 2012

To the Shareholders of
Washington Trust Bancorp, Inc.:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of WASHINGTON TRUST BANCORP, INC., a Rhode Island corporation (the "Corporation"), will be held at the Westerly Library, 44 Broad Street, Westerly, Rhode Island on Tuesday, the 24th of April, 2012 at 11:00 a.m. (local time) for the purpose of considering and acting upon the following:

1. The election of five directors, nominated by the Board of Directors, for three-year terms, each to serve until their successors are duly elected and qualified;

2. The ratification of the selection of KPMG LLP as the Corporation's independent registered public accounting firm for the year ending December 31, 2012;

3. A non-binding resolution to approve the compensation of the Corporation's named executive officers; and

4. Such other business as may properly come before the meeting, or any adjournment thereof.

Only shareholders of record at the close of business on February 24, 2012 will be entitled to notice of and to vote at the Annual Meeting.

IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED WHETHER OR NOT YOU PLAN TO BE PRESENT AT THE ANNUAL MEETING. PLEASE SIGN, DATE, AND FILL IN THE ENCLOSED PROXY OR VOTING INSTRUCTION FORM AND RETURN IT BY MAIL IN THE ENCLOSED ADDRESSED ENVELOPE OR VOTE YOUR SHARES THROUGH THE INTERNET OR BY TELEPHONE AS DESCRIBED IN THE ENCLOSED PROXY CARD OR VOTING INSTRUCTION FORM. IF YOU WISH TO VOTE YOUR SHARES IN PERSON AT THE ANNUAL MEETING, YOU MAY REVOKE YOUR PROXY AND DO SO.

Important Notice Regarding the Availability of Proxy Materials for the Annual Shareholder Meeting To Be Held on April 24, 2012: The Corporation's 2012 Proxy Statement, Form 10-K and Annual Report for 2011 are available at www.washtrust.com/proxy. These documents are also available by calling the Corporation's toll-free number (800) 475-2265 or by contacting Elizabeth B. Eckel, Senior Vice President by email at investor.relations@washtrust.com.

Free parking is available at the Washington Trust parking garage at 23 Broad Street, Westerly, Rhode Island. The Westerly Library is handicapped accessible. Please call 401-348-1566 for questions regarding accessibility.


By Order of the Board of Directors,

/s/ David V. Devault

David V. Devault, Secretary


This Proxy Statement is dated March 12, 2012 and was first mailed to the Corporation's shareholders on or about March 12, 2012.



WASHINGTON TRUST BANCORP, INC.
23 Broad Street, Westerly, RI 02891   Telephone: 401-348-1200

PROXY STATEMENT

The accompanying proxy is solicited by and on behalf of the Board of Directors of Washington Trust Bancorp, Inc. (the "Corporation" or "Washington Trust") for use at the Annual Meeting of Shareholders to be held at the Westerly Library, 44 Broad Street, Westerly, Rhode Island on Tuesday, the 24th of April, 2012 at 11:00 a.m. (local time) (the "Annual Meeting"), and any adjournment thereof, and may be revoked at any time before it is exercised by submission of another proxy bearing a later date, by voting through the Internet or by telephone, by attending the Annual Meeting and voting in person, or by notifying the Corporation of the revocation in writing to the Secretary of the Corporation, 23 Broad Street, Westerly, Rhode Island 02891. If not revoked, the proxy will be voted at the Annual Meeting in accordance with the instructions indicated by the shareholder or, if no instructions are indicated, all shares represented by valid proxies received pursuant to this solicitation (and not revoked before they are voted) will be voted "for" Proposal Nos. 1, 2 and 3.

This Proxy Statement is dated March 12, 2012 and was first mailed to our shareholders on or about March 12, 2012.

Important Notice Regarding the Availability of Proxy Materials for the Annual Shareholder Meeting To Be Held on April 24, 2012: Our 2012 Proxy Statement, our Form 10-K and our Annual Report for 2011 are available at www.washtrust.com/proxy. These documents are also available by calling our toll-free number (800) 475-2265 or by contacting Elizabeth B. Eckel, Senior Vice President, by email at investor.relations@washtrust.com.

As of February 24, 2012, the record date for determining shareholders entitled to notice of and to vote at the Annual Meeting, there were 16,347,372 shares of our common stock, $0.0625 par value, issued and outstanding. Each share of common stock is entitled to one vote per share on all matters to be voted upon at the Annual Meeting, with all holders of common stock voting as one class. A majority of the outstanding shares of common stock entitled to vote, represented in person or by proxy, will constitute a quorum for the transaction of business at the Annual Meeting. Abstentions and broker non-votes will be counted for purposes of determining if a quorum is present.

For Proposal No. 1, you may either vote "for" all the nominees to the Board of Directors or you may "withhold" your vote for any nominee you specify. For each of Proposal Nos. 2 and 3, you may vote "for" or "against" the Proposal, or abstain from voting on the Proposal.

Directors will be elected by a plurality of the votes cast at the Annual Meeting by the holders of shares present in person or represented by proxy and entitled to vote on the election of directors. The individuals who receive the largest number of "for" votes cast are elected as directors, up to the maximum number of directors to be chosen at the meeting. Accordingly, the five nominees who receive the most "for" votes will be elected as directors. Abstentions and broker non-votes will not affect the outcome of the election of directors.

The ratification of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2012 will require "for" votes from a majority of shares present in person or represented by proxy at the Annual Meeting and entitled to vote on this proposal. Abstentions will have the same effect as a vote "against" the proposal. Broker non-votes, if any, will have no effect on the vote.

The approval of the resolution to approve the compensation of the Corporation's named executive officers will require "for" votes from a majority of shares present in person or represented by proxy at the Annual Meeting and entitled to vote on this proposal. Abstentions will have the same effect as a vote "against" the proposal. Broker non-votes, if any, will have no effect on the vote.

We know of no matters to be brought before the Annual Meeting other than those referred to in this Proxy Statement. If any other matters not described in the Proxy Statement are properly presented at the meeting, any proxies received by us will be voted in the discretion of the proxy holders.

ELECTION OF DIRECTORS (PROPOSAL NO. 1)

Our Board of Directors is divided into three classes, with each class serving staggered terms of three years, so that only one class is elected in any one year. Under our by-laws, any director who reaches his or her 70th birthday agrees to resign from the Board of Directors as of the next Annual Meeting of Shareholders following such director's 70th birthday. There are presently 13 directors. Gary P. Bennett, has reached the age of 70 and, pursuant to our by-laws, will resign from the Board of Directors effective as of the Annual Meeting.

This year, based on the recommendation of our Nominating and Corporate Governance Committee (the "Nominating Committee"), a total of five nominees for election to the Board of Directors have been nominated to be elected at the Annual Meeting to serve until the 2015 Annual Meeting of Shareholders and until their respective successors are elected and qualified.

Based on the recommendation of our Nominating Committee, the Board of Directors has nominated Steven J. Crandall, Joseph J. MarcAurele, Victor J. Orsinger, II, Edwin J. Santos, and Patrick J. Shanahan, Jr. for election at the Annual Meeting. Each of the nominees for director is presently a director of the Corporation, except for Edwin J. Santos. Each of the nominees has consented to being named a nominee in this Proxy Statement and has agreed to serve as a director if elected at the Annual Meeting. In the event that any nominee is unable to serve, the persons named in the proxy have discretion to vote for other persons if the Board of Directors designates such other persons. The Board of Directors has no reason to believe that any of the nominees will be unavailable for election.

The Board of Directors unanimously recommends that shareholders vote "FOR" this proposal.

_____

The following paragraphs provide information as of the date of this Proxy Statement about each member of the Board of Directors and each director nominee. The information presented includes information provided by each director about positions held, principal occupation and business experience for the past five years or more. The biographical description below for each nominee includes the specific experience, qualifications, attributes and skills that led to the conclusion by the Board of Directors that such person should serve as a director of the Corporation. The biographical description below for each director who is not standing for election includes the specific experience, qualifications, attributes and skills that the Board of Directors would expect to consider if it were making a conclusion currently as to whether such person should serve as a director. The Board of Directors did not currently evaluate whether these directors should serve as directors, as the terms for which they have been previously elected continue beyond the annual meeting. In addition to the information presented below regarding each person's specific experience, qualifications, attributes and skills that led our Board to the conclusion that he or she should serve as a director, we also believe all of our directors have a reputation for integrity, honesty and adherence to high ethical standards. They each have demonstrated business acumen and an ability to exercise sound judgment, as well as a commitment of service to the Corporation and its shareholders.

Gary P. Bennett, Director since 1994
Mr. Bennett, age 70, has been a consultant since 1999 and served as the Chairman and Chief Executive Officer of Analysis & Technology, Inc., a former NASDAQ-listed company providing interactive multimedia training, information systems, and engineering services, until it was acquired in 1999. Under Mr. Bennett's leadership, the company acquired seven technology firms and grew to $170 million in annual revenues, with 1,700 employees. We believe Mr. Bennett's qualifications to serve on the Board of Directors include his demonstrated experience in

executive leadership, strategic planning, and governance of a public company. Mr. Bennett will resign from the Board of Directors as of the Annual Meeting.

John J. Bowen, Director since 2011
Mr. Bowen, age 60, has been the Chancellor and Chief Executive Officer of Johnson & Wales University, Providence Rhode Island, since 2010, having served as President and Chief Executive Officer from 2004 to 2010, and is a member of the Board of Trustees of the University. He joined Johnson & Wales University in 1974 as a faculty member and currently oversees more than 17,000 students and approximately 2,000 employees at four domestic campuses. He serves as a board member for a wide variety of not-for-profit organizations and has previously served as a director of a large regional bank. We believe Mr. Bowen's qualifications to serve on the Board of Directors include his experience as an executive of a large, successful institution as well as his previous experience in the banking industry.

Steven J. Crandall, Director since 1983
Mr. Crandall, age 59, has been Vice President of Ashaway Line & Twine Manufacturing Co., a manufacturer of sporting goods products and medical threads, for over 30 years. Mr. Crandall's experience and responsibilities include domestic and international sales and marketing, corporate finance and financial analysis, and human resources management. We believe Mr. Crandall's qualifications to serve on the Board of Directors include his extensive experience in sales and the management of a successful commercial and industrial business.

Robert A. DiMuccio, CPA, Director since 2010
Mr. DiMuccio, age 54, has served as President and Chief Executive Officer of Amica Mutual Insurance Company since 2005 and has held the title of Chairman since 2009. He joined Amica in 1991 as a Vice President and has held a variety of positions of progressive responsibility, including Chief Financial Officer and Treasurer. Prior to joining Amica, Mr. DiMuccio was an audit partner with the public accounting firm of KPMG LLP, with experience in audits of public and non-public companies including banking and insurance companies. Mr. DiMuccio is also a director and the past Chair of the Property Casualty Insurers Association of America. We believe Mr. DiMuccio's qualifications to serve on the Board of Directors include his extensive experience in the areas of audit, accounting and financial reporting, as well as his record of leadership in the financial services industry.

Barry G. Hittner, Director since 2003
Mr. Hittner, age 65, is an attorney, and was Of Counsel with the firm of Cameron & Mittleman from 2003 to 2011. Prior to that, he was Of Counsel with the firm of Edwards & Angell, LLP. His legal experience over many years includes legal representation of banks and insurance entities. He served as the Director of the Rhode Island Department of Business Regulation and as State Banking Commissioner from 1995 to 1999 and served as an attorney with the firm of Edwards & Angell from 1979 to 1995. We believe Mr. Hittner's qualifications to serve on the Board of Directors include his extensive legal experience, with particular emphasis in the financial services industry, as well as his background in the area of regulatory oversight.

Katherine W. Hoxsie, CPA, Director since 1991
Ms. Hoxsie, age 63, has been retired since 2008. She served as the Vice President of Hoxsie Buick-Pontiac-GMC Truck, Inc. automotive dealership, responsible for the company's management and operations from 1991 until 2008. Prior to 1991, Ms. Hoxsie was employed by the public accounting firm of Price Waterhouse with experience in audits of public and non-public companies, including financial services companies. We believe Ms. Hoxsie's qualifications to serve on the Board of Directors include her expertise in the areas of audit, finance, accounting and taxation, as well as her knowledge of regulatory and financial reporting requirements.

Joseph J. MarcAurele, Director since 2009
Mr. MarcAurele, age 60, joined Washington Trust in 2009 as President and Chief Operating Officer of The Washington Trust Company. In April 2010, Mr. MarcAurele was appointed Chairman, President and Chief Executive Officer of Washington Trust Bancorp, Inc. and The Washington Trust Company. He served as President of Citizens Bank from 2007 to 2009 and previously held positions of President and Chief Executive Officer of Citizens Bank entities in Rhode Island and Connecticut from 2001 to 2007. He held a series of positions of executive leadership at Citizens Bank from 1993 to 2001 in the areas of commercial lending, wealth management and private banking. Prior to that, Mr. MarcAurele held positions at Fleet National Bank with concentration in commercial lending and credit analysis

and also held the position of Senior Vice President, Director of Human Resources. We believe Mr. MarcAurele's qualifications to serve on the Board of Directors include his extensive experience in many areas of banking and financial services, experience in positions of executive leadership, and knowledge of the business community in our market area.

Kathleen E. McKeough, Director since 2003
Ms. McKeough, age 61, is retired. She served as the Senior Vice President, Human Resources, of GTECH Holdings Corporation, a lottery industry and financial transaction processing company, from 2000 to 2004. From 1991 to 1999, she served with the U.S. division of Allied Domecq, PLC, a manufacturer and franchiser for 6,500 franchised stores, in positions which included Treasurer, Chief Financial Officer and Senior Vice President, Human Resources. Previously, she held positions in commercial lending and credit administration with Bank of Boston. We believe Ms. McKeough's qualifications to serve on the Board of Directors include her extensive experience in human resources matters as well as her experience in finance and banking.

Victor J. Orsinger II, Esq., Director since 1983
Mr. Orsinger, age 65, is an attorney and, since January 1, 2012, has been Of Counsel with the firm of Orsinger Nardone Lallo and Thomsen. Mr. Orsinger was a partner in the law firm of Orsinger & Nardone Law Offices from 1985 through December 31, 2011. Previously, Mr. Orsinger was engaged in the practice of law either as a sole practitioner or affiliated with other attorneys and firms. Mr. Orsinger has over 39 years of legal experience in the areas of real estate, estate planning and probate matters, commercial loan transactions, and corporate and partnership law. We believe Mr. Orsinger's qualifications to serve on the Board of Directors include his broad legal experience, including in the areas of commercial and residential real estate lending and wealth management, and knowledge of corporate governance matters.

H. Douglas Randall, III, Director since 2000
Mr. Randall, age 64, is the Chief Executive Officer of Randall, Realtors, Chief Executive Officer of Kinlin Grover Real Estate (since 2009) and Chief Executive Officer of Page Taft Real Living (since 2011). These firms operate 26 realty offices with 475 professionals and staff in Rhode Island, Massachusetts and Connecticut. Mr. Randall has over 39 years of experience in realty and property use matters, holding Graduate Realtors Institute and Certified Residential Broker designations. We believe Mr. Randall's qualifications to serve on the Board of Directors include his extensive experience in and knowledge of real estate matters.

Edwin J. Santos, Nominee for Director
Mr. Santos, age 52, is a Certified Internal Auditor and has had a distinguished career in banking, with experience in risk management, corporate governance, management advisory services, acquisitions, and reengineering efforts. He served for many years in various positions of significant responsibility with FleetBoston Financial Group and most recently served as Group Executive Vice President and General Auditor for Citizens Financial Group prior to his retirement in 2009. Mr. Santos currently serves as Chairman of CharterCARE Health Partners and previously served as Vice Chairman of the Bryant University Board of Trustees. We believe Mr. Santos' professional competency, broad experience in the financial services industry and strong reputation in the Rhode Island community qualify him as an excellent nominee for the Washington Trust Board of Directors.

Patrick J. Shanahan, Jr., Director since 2002
Mr. Shanahan, age 67, is retired and was the Chairman and Chief Executive Officer, First Financial Corp., a publicly traded Rhode Island bank holding company, from 1981 to 2002, and served as the President and Chief Executive Officer of its commercial bank subsidiary, First Bank and Trust Company, from 1975 to 2002. Mr. Shanahan has over 40 years experience in the financial service industry. We believe Mr. Shanahan's qualifications to serve on the Board of Directors include his extensive experience in the leadership and governance of a commercial bank, his background in commercial lending, and his knowledge of financial reporting and bank regulatory matters.

John F. Treanor, Director since 2001

Mr. Treanor, age 64, served as the President and Chief Operating Officer of the Corporation and The Washington Trust Company, from 1999 until his retirement in 2009. Mr. Treanor has over 40 years of experience in the financial services industry. Prior to joining Washington Trust, he held Chief Financial Officer positions with commercial banks for ten years and previously served as Director of Corporate Planning and Mergers and Acquisitions for a major Boston bank for more than five years. Mr. Treanor is a member of the board of directors of the Federal Home Loan Bank of Boston. We believe Mr. Treanor's qualifications to serve on the Board of Directors include his strong background in banking and extensive knowledge of regulatory and governance matters.

John C. Warren, Director since 1996

Mr. Warren, age 66, retired as Chairman and Chief Executive Officer of the Corporation and The Washington Trust Company in April 2010. He had served in that capacity since 1999. He joined Washington Trust as President in 1996. Mr. Warren has over 38 years of banking and capital markets experience. Prior to joining Washington Trust, he served as Chief Executive Officer of Sterling Bancshares Corporation for six years. Earlier, he held numerous positions in the fields of investments, asset/liability management and capital markets with Shawmut National Corp. We believe Mr. Warren's qualifications to serve on the Board of Directors include his long experience in banking and finance as well as his successful experience in growth of the Corporation within existing markets and through acquisitions.

_____

None of our director nominees or incumbents serves or has served during the past five years as a director of any other company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or registered as an investment company under the Investment Company Act of 1940, as amended.

The following table sets forth certain information as of February 24, 2012 regarding (i) the beneficial ownership interest in our common stock of the directors and certain executive officers of the Corporation and the Corporation's subsidiary, The Washington Trust Company (the "Bank"), (ii) the beneficial ownership interest of all directors and executive officers of the Corporation, as a group, and (iii) the security holdings of each person, including any group of persons, known by the Corporation to be the beneficial owner of five percent (5%) or more of our common stock outstanding.

	Term Expiring In	Common Stock (a)	Exercisable Options (b)	Vested Restricted Stock Units (c)	Total	Percentage Of Class
Nominees and Directors:						
Barry G. Hittner	2013	7,100	2,000	—	9,100	0.05%
Katherine W. Hoxsie, CPA	2013	133,637	4,000	—	137,637	0.83%
Kathleen E. McKeough	2013	4,620	2,000	—	6,620	0.04%
John C. Warren	2013	46,837	23,125	—	69,962	0.42%
Gary P. Bennett (d)	2014	10,247	4,000	2,000	16,247	0.10%
John J. Bowen	2014	3,000	—	—	3,000	0.02%
Robert A. DiMuccio, CPA	2014	2,121	—	—	2,121	0.01%
H. Douglas Randall, III	2014	15,074	4,000	—	19,074	0.12%
John F. Treanor	2014	22,876	—	—	22,876	0.14%
Steven J. Crandall	2015 (e)	6,466	4,000	—	10,466	0.06%
Joseph J. MarcAurele	2015 (e)	3,000	—	—	3,000	0.02%
Victor J. Orsinger II, Esq.	2015 (e)	12,669	4,000	—	16,669	0.10%
Edwin J. Santos	2015 (e)	—	—	—	—	—%
Patrick J. Shanahan, Jr.	2015 (e)	40,976	4,000	—	44,976	0.27%
Certain Executive Officers:						
Stephen M. Bessette		2,965	12,290	—	15,255	0.09%
Galan G. Daukas		700	39,515	—	40,215	0.24%
David V. Devault		37,330	26,200	—	63,530	0.38%
James M. Vesey		2,427	7,600	—	10,027	0.06%
All directors and executive officers as a group (24 persons)		379,291	202,581	2,000	583,872	3.53%
Beneficial Owners:						
David W. Wallace (f) 680 Steamboat Road, Greenwich, CT		1,968,417	—	—	1,968,417	11.89%
Jean and David W. Wallace Foundation (g) 680 Steamboat Road, Greenwich, CT		913,000	—	—	913,000	5.52%
BlackRock, Inc. (h)		888,323	—	—	888,323	5.37%
T. Rowe Price Associates, Inc. (i)		1,410,450	—	—	1,410,450	8.52%

(a) Includes 247 common stock equivalents held by Mr. Vesey in our Nonqualified Deferred Compensation Plan.

(b) Stock options that are or will become exercisable within 60 days of February 24, 2012.

(c) Restricted stock units that are or will become exercisable within 60 days of February 24, 2012.

(d) Mr. Bennett has reached the age of 70 and, pursuant to our by-laws, will resign from the Board of Directors effective as of the Annual Meeting.

(e) If elected.

(f) Based on information set forth in an Amendment No. 13 to a Schedule 13G/A filed with the Securities and Exchange Commission on February 13, 2012 and other information provided by Mr. Wallace to the Corporation. Includes 134,000 shares owned by Mr. Wallace's spouse, 913,000 shares held by the Jean and David W. Wallace Foundation, of which Mr. Wallace serves as Trustee, and 44,417 shares held by the Trust Two F/B/O Lindsay Mclean Juge for which Mr. Wallace's spouse serves as trustee.

(g) Based on information set forth in an Amendment No. 13 to a Schedule 13G/A filed with the Securities and Exchange Commission on February 13, 2012. These shares are also included in the shares owned by David W. Wallace as discussed in more detail in footnote (f) above.

(h) Based on information set forth in an Amendment No. 2 to a Schedule 13G/A filed with the Securities and Exchange Commission on February 8, 2012.

(i) Based on information set forth in an Amendment No. 2 to a Schedule 13G/A filed with the Securities and Exchange Commission on February 8, 2012. These shares are owned by various individuals and institutional investors which T. Rowe Price Associates, Inc. ("Price Associates") serves as an investment adviser with power to direct investments and/ or sole power to vote the shares. For purposes of the reporting requirements of the Exchange Act, Price Associates is deemed to be a beneficial owner of such shares; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such shares.

CORPORATE GOVERNANCE

Corporate Governance Guidelines

The Board has adopted Corporate Governance Guidelines, which are available on our website at www.washtrust.com under Investor Relations – Governance Documents. The Guidelines describe our corporate governance practices and address issues such as Board composition and responsibilities, Board leadership structure, the Board's relationship with management and executive succession planning.

Board Leadership Structure

The Board believes that the Corporation's Chief Executive Officer is best positioned to serve as Chairman because he is the director most familiar with the Corporation's business and industry, and most capable of effectively identifying and executing strategy priorities. The Corporation's independent directors bring experience, oversight and expertise from various areas outside the Corporation, while the Chief Executive Officer brings Corporation-specific experience and expertise. The Board recognizes its responsibility to hold management accountable for the execution of strategy once it is developed. The Board believes the combined role of Chairman and Chief Executive Officer, together with an independent Lead Director having the duties described below, is in the best interest of shareholders because it fosters clear accountability and effective decision–making while providing the appropriate balance between strategy development and independent oversight of management.

Lead Director

The Corporation's Corporate Governance Guidelines call for the Chairperson of the Nominating Committee of the Board to serve as Lead Director. The Lead Director has the responsibility of presiding at all executive sessions of the non-employee, independent directors, consulting with the Chairman and Chief Executive Officer on Board and committee meeting agendas, acting as a liaison between management and the non-management directors, including maintaining frequent contact with the Chairman and Chief Executive and advising him on the efficiency of the Board meetings and the facilitation of communication between the non-management directors and management.

Executive Sessions

The Board believes that executive sessions consisting solely of independent directors are part of good governance practices. The Board conducts executive sessions as deemed necessary from time to time and as otherwise required by NASDAQ.

Director Independence

The Corporation's Board has determined that each of current directors Gary P. Bennett, John J. Bowen, Steven J. Crandall, Robert A. DiMuccio, Barry G. Hittner, Katherine W. Hoxsie, Kathleen E. McKeough, Victor J. Orsinger II, H. Douglas Randall, III and Patrick J. Shanahan, Jr. is considered independent under the NASDAQ Listing Rules. The Corporation's Board has also determined that nominee Edwin J. Santos is considered independent.

Any interested party who wishes to make their concerns known to the independent directors may avail themselves of the same procedures utilized for shareholder communications with the Corporation's Board, which procedures are described under the heading "Communications With the Board of Directors" on page 44 of this Proxy Statement.

The Board's Role in Risk Oversight

The Board's role in the Corporation's risk oversight process includes receiving regular reports from members of senior management on areas of material risk to the Corporation, including operational, credit, interest rate, liquidity, fiduciary, legal, regulatory, compensation, strategic and reputational risks. The full Board of the Corporation or the Bank (or the appropriate Committee in the case of risks that are under the purview of a particular Committee) receives these reports from the appropriate "risk owner" within the organization to enable it to understand and determine the adequacy of our risk identification, risk management and risk mitigation strategies. When a Committee receives a report, the Chairman of the relevant Committee reports on the discussion to the full Board of the Corporation or the Bank at the next Board meeting. This enables the Board and its Committees to coordinate the risk oversight role, particularly with respect to risk interrelationships. As part of its charter, the Audit Committee reviews the effectiveness of the risk assessment and risk management program.

BOARD OF DIRECTORS AND COMMITTEES

Meeting Attendance

The Corporation's Board of Directors held 12 meetings in 2011. The Board of Directors of the Bank, the members of which included all of the Corporation's Board members, held 13 meetings in 2011. The Corporation's Board and the Bank's Board each met in executive session four times during 2011. During 2011, each member of the Corporation's Board attended at least 75% of the aggregate number of meetings of the Corporation's Board, the Bank's Board and the committees of the Corporation's Board of which such person was a member. While we do not have a formal policy related to Board member attendance at Annual Meetings of Shareholders, directors are encouraged to attend each Annual Meeting to the extent reasonably practicable. Each of our directors attended the April 26, 2011 Annual Meeting of Shareholders.

Board Committees

In 2011, the committees of the Corporation's Board consisted of an Executive Committee, the Nominating Committee, an Audit Committee and a Compensation and Human Resources Committee (the "Compensation Committee").

Executive Committee

Members of the Executive Committee are currently directors Orsinger (Chairperson), Bennett, Hittner, Hoxsie, McKeough and MarcAurele. The Executive Committee met once in 2011. When the Corporation's Board is not in session, the Executive Committee is entitled to exercise all the powers and duties of the Corporation's Board.

Nominating Committee

Members of the Nominating Committee are directors Orsinger (Chairperson), Bennett, Hittner, Hoxsie and McKeough. No member of the Nominating Committee is an employee of the Corporation and each is considered independent. The members of the Nominating Committee regularly meet without the presence of employee directors or management. The Nominating Committee has a written charter that is available on our website at www.washtrust.com under Investor Relations – Governance Documents.

The Nominating Committee met seven times in 2011. The Nominating Committee's responsibilities and authorities, which are discussed in detail in its charter, include, among other things:

- Establishing procedures for identifying and evaluating nominees for the Board.
- Establishing procedures to be followed by shareholders in submitting recommendations for director candidates to the Nominating Committee.
- Reviewing and assessing succession plans for the Chief Executive Officer position.
- Developing and recommending to the Corporation's Board a set of Corporate Governance Guidelines and recommending any changes to such Guidelines.
- Overseeing the evaluation of the Corporation's Board and management.

Neither the Nominating Committee nor the Board has a policy with regard to the consideration of diversity in identifying director nominees, although both may consider diversity when identifying and evaluating proposed director candidates. At a minimum, each nominee to become a Board member, whether proposed by a shareholder or any other party, must (1) have the highest personal and professional integrity, demonstrate sound judgment and effectively interact with other members of the Corporation's Board to serve the long-term interests of the Corporation and our shareholders; (2) have experience at a strategic or policy-making level in a business, government, not-for-profit or academic organization of high standing; (3) have a record of distinguished accomplishment in his or her field; (4) be well regarded in the community and have a long-term reputation for the highest ethical and moral standards; (5) have sufficient time and availability to devote to the affairs of the Corporation, particularly in light of the number of boards on which the nominee may serve; and (6) to the extent such nominee serves or has previously served on other boards, have a demonstrated history of actively contributing at board meetings.

The Nominating Committee will evaluate all such proposed nominees in the same manner, without regard to the source of the initial recommendation of such proposed nominee. In seeking candidates to consider for nomination to fill a vacancy on the Corporation's Board, the Nominating Committee may solicit recommendations from a variety of sources, including current directors, our Chief Executive Officer and other executive officers. The Nominating Committee may also engage a search firm to identify or evaluate or assist in identifying or evaluating candidates.

The Nominating Committee will consider nominees recommended by shareholders. Shareholders who wish to submit recommendations for candidates to the Nominating Committee must submit their recommendations in writing to the Secretary of the Corporation at 23 Broad Street, Westerly, RI 02891, who will forward all recommendations to the Nominating Committee. For a shareholder recommendation to be considered by the Nominating Committee at the 2013 Annual Meeting of Shareholders, it must be submitted to the Corporation by November 12, 2012. All shareholder recommendations for nominees must include the following information: (1) the name and address of record of the shareholder; (2) a representation that the shareholder is a record holder of our securities, or if the shareholder is not a record holder, evidence of ownership in accordance with Rule 14a-8(b)(2) of the Exchange Act; (3) the name, age, business and residential address, educational background, current principal occupation or employment, and principal occupation or employment for the preceding five full fiscal years of the proposed nominee; (4) a description of the qualifications and background of the proposed nominee that addresses the minimum qualifications and other criteria for board membership approved by the Corporation's Board; (5) a description of all arrangements or understandings between the shareholder and the proposed nominee; (6) the consent of the proposed nominee to (a) be named in the proxy statement relating to our Annual Meeting of Shareholders, and (b) serve as a director if elected at such Annual Meeting; and (7) any other information regarding the proposed nominee that is required to be included in a proxy statement filed pursuant to the rules of the SEC.

Shareholder nominations that are not being submitted to the Nominating Committee for consideration may be made at an Annual Meeting of Shareholders in accordance with the procedures set forth in clause (e) of Article Eighth of our Restated Articles of Incorporation, as amended. Specifically, advanced written notice of any nominations must be received by the Secretary not less than 14 days nor more than 60 days prior to any meeting of shareholders called for the election of directors (provided that if fewer than 21 days' notice of the meeting is given to shareholders, notice of the proposed nomination must be received by the Secretary not later than the 10th day following the day on which notice of the meeting was mailed to shareholders).

The Nominating Committee recommended that Steven J. Crandall, Joseph J. MarcAurele, Victor J. Orsinger, II, Edwin J. Santos, and Patrick J. Shanahan, Jr. be nominated for election to serve as directors until the 2015 Annual Meeting of Shareholders. All nominees other than Mr. Santos are currently serving as directors.

Audit Committee
Members of the Audit Committee are currently directors Hoxsie (Chairperson), Crandall, DiMuccio, Hittner, McKeough and Shanahan. Edward M. Mazze served as a member of the Audit Committee until his retirement from the Board in April 2011. No member of the Audit Committee is an employee of the Corporation and each is considered independent under the NASDAQ Listing Rules and Rule 10A–3(b)(1) under the Exchange Act. The Corporation's Board has determined that Ms. Hoxsie and Mr. DiMuccio each qualify as an "audit committee financial expert" under the Exchange Act. The Audit Committee has a written charter that is available on our website at www.washtrust.com under Investor Relations – Governance Documents.

The Audit Committee met 13 times in 2011. The Audit Committee's responsibilities and authorities, which are discussed in detail in its charter, include, among other things:

- Review of the adequacy of our system of internal controls, our internal audit program, the performance and findings of our internal audit staff and action to be taken by management.

- Selection and engagement of our independent registered public accounting firm, subject to shareholder ratification.

- Assessment of the independence of our independent registered public accounting firm, considering the range of audit and non-audit fees and services and the pre-approval thereof.

- Approval of the identification of the Corporation's critical accounting policies and appropriateness of material estimates inherent in the Corporation's financial statements.

- Review of our annual and quarterly financial statements and discussion of such results with management.

- Review of the loan review program, including oversight of the Bank's procedures for determining the adequacy of the allowance for loan losses, administration of its internal credit rating systems and the reporting and monitoring of credit granting standards.

- Annual review of our Code of Ethics and oversight of the program in support of its compliance .

- Reviewing the nature and adequacy of the Corporation's insurance program.

- Review of the effectiveness of the Corporation's risk assessment and risk management program.

- Review of Information Technology programs and policies as well as periodic review of the Business Continuity Plan.

- Review of the nature and adequacy of the Corporation's compliance and security programs.

- Performance of such other oversight functions as the Corporation's Board may request from time to time.

While the Audit Committee oversees our financial reporting process for the Corporation's Board consistent with the Audit Committee Charter, management has primary responsibility for this process, including our system of internal controls, and for the preparation of our consolidated financial statements in accordance with U.S. generally accepted accounting principles. In addition, our independent registered public accounting firm, and not the Audit Committee, is responsible for auditing those financial statements. The Audit Committee's report on our audited financial statements for the fiscal year ended December 31, 2011 appears elsewhere in this Proxy Statement.

Compensation Committee
Members of the Compensation Committee are currently directors McKeough (Chairperson), Bennett, Bowen, Hittner, Orsinger and Shanahan. Edward M. Mazze served as a member of the Compensation Committee until his retirement from the Board in April 2011. No member of the Compensation Committee is an employee of the Corporation and each is considered independent. The Compensation Committee met eight times in 2011.

The Compensation Committee has a written charter that is available on our website at www.washtrust.com under Investor Relations – Governance Documents. Generally, the Compensation Committee is responsible for executive and director compensation decisions, and reports all actions to the members of the Corporation's Board. The Compensation Committee's responsibilities and authorities, which are discussed in detail in its charter, include, among other things:

- Establishing our compensation philosophy, and reviewing compensation practices to ensure alignment with that philosophy.

- Establishing annual compensation for the Chief Executive Officer and all other executive officers including salary, incentive, and equity compensation.

- Establishing cash incentive plans for all employees, and approving awards under such plans to the Chief Executive Officer and all other executive officers.

- Establishing director compensation.

- Approving equity compensation awards and the terms of such awards to employees and directors.

- ▪ Reviewing the impact of our compensation practices in relation to the Corporation's risk management objectives.

- ▪ Administering our retirement, benefit, and equity compensation plans, programs, and policies.

A schedule of meetings and preliminary agenda are established each December for the coming fiscal year. The agenda for Compensation Committee meetings is determined by its Chairperson with the assistance of the Senior Vice President, Human Resources. Compensation Committee meetings are regularly attended by the Chief Executive Officer and other members of the senior management team although they are not voting members. The Compensation Committee meets regularly in executive session without the presence of employee directors and management. The Compensation Committee met in executive session seven times during 2011.

The Compensation Committee has authority under its charter to select, retain, terminate, and approve the fees of advisers, counsel or other experts or consultants, as it deems appropriate. The Compensation Committee has engaged Pearl Meyer & Partners, an independent compensation consulting firm, to assist in fulfillment of its duties. The selection of Pearl Meyer & Partners was made by the Compensation Committee after review of, among other things, the Committee's needs, the qualifications of the firm's personnel, the firm's independence, the firm's resources, past experience with the firm, and a good faith estimate of fees, and was not made pursuant to the recommendation of management. The compensation consultant advises the Compensation Committee with respect to compensation and benefit trends, best practices, market analysis, plan design, and establishing targets for individual compensation awards. The use of an independent compensation consultant provides additional assurance that our executive compensation programs are reasonable and consistent with our philosophy and objectives. The compensation consultant reports directly to the Compensation Committee and attended several meetings during 2011. The Compensation Committee meets with the compensation consultant from time to time in executive session without the presence of employee directors and management. The Committee does not prohibit its advisers from providing services to management, but such engagement must be requested or approved by the Committee.

During 2011, Pearl Meyer & Partners received total remuneration of $62,443 for consulting services on behalf of the Compensation Committee related to compensation analysis and planning. We did not engage Pearl Meyer & Partners for any services other than those related to executive and director compensation consulting on behalf of the Compensation Committee during 2011. The Committee has also confirmed that Pearl Meyer & Partners is independent with respect to SEC standards.

The Compensation Committee may delegate authority to fulfill certain administrative duties regarding the compensation and benefit programs to our senior management team. Although members of management generally attend Compensation Committee meetings, employees are not present during executive session deliberations regarding their own compensation. The Compensation Committee solicits the input and recommendations of the Chief Executive Officer for compensation awards to other executives, including the named executive officers. Such awards are further discussed in executive session, with decisions made by the Compensation Committee without the Chief Executive Officer's involvement.

The Compensation Committee's report on executive compensation appears elsewhere in this Proxy Statement.

Please note that the information contained on our website is not incorporated by reference in, or considered to be a part of, this Proxy Statement.

EXECUTIVE OFFICERS

The following is a list of all executive officers of the Corporation and the Bank with their titles, ages, and years of service, followed by certain biographical information as of December 31, 2011.

Name	Title	Age	Years of Service
Joseph J. MarcAurele	Chairman, President and Chief Executive Officer of the Corporation and the Bank	60	2
David V. Devault	Senior Executive Vice President, Secretary and Chief Financial Officer of the Corporation and the Bank	57	25
Galan G. Daukas	Executive Vice President of Wealth Management of the Corporation and the Bank	48	6
Mark K. W. Gim	Executive Vice President and Treasurer of the Corporation and the Bank	45	18
Stephen M. Bessette	Executive Vice President – Retail Lending of the Bank	64	15
Barbara J. Perino, CPA	Executive Vice President – Operations and Technology of the Bank	50	23
James M. Vesey	Executive Vice President and Chief Credit Officer of the Bank	64	13
Dennis L. Algiere	Senior Vice President – Chief Compliance Officer and Director of Community Affairs of the Bank	51	16
Kristen L. DiSanto	Senior Vice President – Human Resources of the Bank	42	17
Elizabeth B. Eckel	Senior Vice President – Marketing of the Bank	51	20
Brenda H. Senak	Senior Vice President – Risk Management of the Bank	59	3

Mr. MarcAurele's biographical information appears on page 3 of this Proxy Statement.

David V. Devault joined the Bank in 1986 as Controller. He was promoted to Vice President and Chief Financial Officer of the Corporation and the Bank in 1987 and to Senior Vice President and Chief Financial Officer of the Corporation and the Bank in 1990. In 1997, he was also elected Treasurer of the Corporation and the Bank. He was named Executive Vice President, Treasurer and Chief Financial Officer of the Corporation and the Bank in 1998. He was appointed to the position of Secretary of the Bank in 2002 and Secretary of the Corporation in 2005. In 2008, his title was changed to Executive Vice President, Chief Financial Officer and Secretary of the Corporation and the Bank. He was promoted to Senior Executive Vice President in 2010.

Galan G. Daukas joined the Corporation and the Bank in 2005 as Executive Vice President of Wealth Management. Prior to joining Washington Trust, he held the position of Chief Operating Officer of The Managers Funds, LLC from 2002 to 2005.

Mark K. W. Gim joined the Bank in 1993 as Financial Planning Officer. He was promoted to Assistant Vice President – Financial Planning of the Bank in 1995, and to Vice President – Financial Planning of the Bank in 1996. In 2000, he was promoted to Senior Vice President – Financial Planning and Asset/Liability Management of the Bank. He was named Executive Vice President and Treasurer of the Corporation and the Bank in 2008.

Stephen M. Bessette joined the Bank in 1997 as Senior Vice President – Retail Lending. He was named Executive Vice President – Retail Lending in 2005.

Barbara J. Perino joined the Bank in 1988 as Financial Accounting Officer. She was named Controller in 1989 and Vice President - Controller in 1992. In 1998, she was promoted to Senior Vice President – Operations and Technology. She was promoted to Executive Vice President in 2010.

James M. Vesey joined the Bank in 1998 as Senior Vice President – Commercial Lending. In 2000, he was named Senior Vice President and Chief Credit Officer. In 2007, he was appointed Executive Vice President and Chief Credit Officer.

Dennis L. Algiere joined the Bank in 1995 as Compliance Officer. He was named Vice President – Compliance in 1996 and was promoted to Senior Vice President – Compliance and Community Affairs in 2001. He was named Senior Vice President – Chief Compliance Officer and Director of Community Affairs in 2003.

Kristen L. DiSanto joined the Bank in 1994 and was named Assistant Vice President in 1996 and Vice President in 1998. She was promoted to Senior Vice President – Human Resources in 2009.

Elizabeth B. Eckel joined the Bank in 1991 as Director of Advertising and Public Relations. In 1995, she was named Vice President – Marketing. She was promoted to Senior Vice President – Marketing in 2000.

Brenda H. Senak joined the Bank in 2008 as Senior Vice President – Risk Management. Prior to joining Washington Trust, she held credit risk approval and other risk management executive positions in the Global Wealth and Investment Management Division of Bank of America, including the position of Senior Vice President, Senior Credit Risk Approval Executive from 2006 to 2008.

COMPENSATION RISK ANALYSIS

Annually, the Compensation Committee performs a complete review of the Corporation's short-term and long-term incentive compensation plans to assess and ensure the incentive arrangements do not encourage executives and/or other employees to take excessive risks. The results of this review are presented by the Compensation Committee Chairman to the Board of Directors.

The Compensation Committee takes a three-pronged approach to their review, analyzing governance practices, plan design, and policies and internal controls. The Compensation Committee identified areas of material risk to the Corporation, including operational, credit, interest rate, liquidity, compliance, strategic and reputational risks. Following the completion of a detailed analysis, the Compensation Committee concluded that all incentive plans appropriately balance risk and reward, and align employee interests with shareholders based on the following observations:

- We structure our pay to consist of both fixed (salary) and variable compensation (cash incentive and equity compensation). We believe that the variable elements provide an appropriate percentage of overall compensation to motivate executives to focus on our performance, while the fixed element serves to provide an appropriate and fair compensation level that does not encourage executives to take unnecessary or excessive risks in achievement of goals.

- Our compensation program balances short and long-term performance and does not place inappropriate focus on achieving short-term results at the risk of long-term, sustained performance.

- Most incentive plans (including the plans covering our executive officers) include a threshold, target and maximum payment. The maximum ensures that payments do not exceed a certain level, keeping compensation mix within acceptable ranges and limiting excessive payments under any one element.

- All incentive plan designs are reviewed and approved by the Compensation Committee annually.

- Performance targets for the annual performance plan, which covers most executives, are established annually by the Board of Directors. We have internal controls over the measurement and calculation of these performance metrics, which are designed to prevent manipulation of results by any employee, including the executives. Additionally, the Board monitors the corporate performance metrics each month.

- The Compensation Committee has the discretion to modify any plan payment upwards or downwards, allowing the Committee to consider the circumstances surrounding corporate and/or individual performance and adjust payments accordingly.

- The incentive programs covering named executive officers include a "clawback" provision requiring the executives to reimburse the Corporation for any plan payment that would not have been earned based on restated financial results. The "clawback" provision should discourage executives from manipulating performance results that would assure a payment.

- There are appropriate internal controls and oversight of the approval and processing of payments.

- There are robust internal controls and the segregation of duties throughout the Corporation, including areas responsible for making credit and investment decisions.

- The Corporation's existing governance and organizational structure already incorporates a substantial risk management component through the appointment of a Senior Risk Officer as well as oversight functions performed by the Enterprise Risk Management Committee of senior management as well as various committees of management or the Bank's Board responsible for oversight of risks associated with credit granting, interest rate and liquidity, investment portfolio management, fiduciary services and technology. These committees are responsible for forming economic assumptions that are used in planning and budgeting, evaluating all new initiatives and evaluating risk.

- Equity compensation consists of performance share units, restricted stock units, and stock options, which vest over three or five years. These grants encourage executives to take a long-term perspective on overall corporate performance, which ultimately influences share price appreciation. Equity compensation helps to motivate long-term performance, balancing the cash incentives in place to motivate short-term performance.

- Annually, the Compensation Committee reviews our 25 top paid employees regardless of position, which provides added context and oversight to payments made under the incentive plans to individuals beyond the senior management levels.

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Committee (the "Committee") has responsibility for establishing, implementing and continually monitoring adherence with our compensation philosophy. The Committee ensures that the total compensation paid to senior executives is fair, reasonable, competitive, performance-based and aligned with shareholder interests.

Executive Summary
2011 was a record year for the Corporation. We surpassed $3 billion in assets for the first time in the Corporation's 211-year history, and saw growth along all business lines. We continue to gain market share, attract new clients, and build existing relationships by focusing on service excellence and offering superior retail, business and wealth management products.

Highlights include:

- Our profitability improved significantly. We generated a record $29.7 million in net income. We earned $1.82 per diluted share, up $0.33 per share or 22% over 2010. Return on equity (ROE) was 10.61%, compared to 9.09% for 2010.

- Asset quality remains strong with nonperforming assets of $24.8 million, or 0.81% of total assets, at December 31, 2011.

- Loan growth was strong. Total loans increased by $152 million, or 8%, since December 31, 2010, with a $98 million increase in the commercial loan portfolio and a $55 million increase in the residential real estate portfolio.

- We successfully expanded our mortgage banking operations by both increasing our current sales force as well as opening home loan centers in Burlington, MA, and Glastonbury, CT.   As a result, mortgage loan origination volume and sales activity reached an all-time high in 2011, and mortgage banking revenues totaled $5.1 million, up 25% from 2010.

- Total deposits reached a record $2.1 billion at year end. There was significant improvement in our deposit mix, including a 49% increase in lower cost demand deposit accounts.

- We continued our strategy of opening de novo branches to expand our Rhode Island footprint, with the opening of a retail branch in East Providence, RI, in September 2011 and planned 2012 opening of an additional location in Cranston, RI.

- Despite the challenges of continued volatility in the financial markets, wealth management revenues increased by 7% over 2010. Assets under administration totaled $3.9 billion at December 31, 2011.

- We continued to improve our net interest margin, which increased by 27 basis points to 3.20% from 2010.

- Performance was also strong in comparison to industry peers. For 2011, our core return on equity, core return on assets, core earnings per share growth, price to book, improvement in net interest margin, asset quality (non-performing assets as a percentage of total assets), and annualized loan growth exceeded the 50th percentile of the group of all publicly-traded banks and thrifts located in the Northeast and Mid-Atlantic states with assets of $1 billion to $5 billion (source: SNL Financial, for companies reporting as of February 24, 2012).

All of this contributed to a substantial increase in shareholder value as our stock price closed out the year at $23.86 per share, up 9.0% from the 2010 close and we increased our shareholder dividend. These excellent results were achieved in a slow-growth economy. Furthermore, we believe the Corporation is well positioned to continue our positive growth momentum into 2012 and beyond.

In recognition of Corporation's financial performance and the contributions made by the named executive officers in 2011, the following compensation actions were approved by the Committee.

- The Committee approved base salary merit increases in 2011 and 2012 in line with market trends.
- The Committee approved payments under the Annual Performance Plan based on the plan's formula. Payments were above target as a result of the superior performance in 2011.
- The Committee approved a payment under the Wealth Management Business Building Incentive Plan based on the plan's formula. Based on 2011 results, this payment was at 83.3% of the target.
- Performance share unit awards were granted in 2011 to all named executive officers.

The actions and the Committee's decision making process are further explained in the narrative following this summary. We believe these actions underscore that our compensation programs are built on a foundation of compensation best practices, which we believe our shareholders demand, including:

A Clear Pay for Performance Link

- A clear pay for performance link for our chief executive officer, providing **54%** of total compensation through performance-based pay vehicles in 2011.
- A clear pay for performance link for our other named executives, providing **49%** of total compensation, on average, through performance-based pay vehicles in 2011.
- Short term cash incentives on absolute corporate performance for all named executives.
- Performance-based equity compensation for named executives based on the Corporation's relative performance to a group of all publicly traded banks and thrifts in the Northeast and Mid-Atlantic states with similar asset size.

Best Practices in Corporate Governance

- Evaluation of the executive compensation program through the use of tally sheets and other analyses.
- The promotion of meaningful and significant stock ownership through stock holding and equity retention guidelines for all named executive officers.
- "Clawback" provisions for all of our short-term and long-term incentive compensation programs.
- Reasonable provisions in all new change in control agreements (no tax gross-up payment; double triggers, reasonable multiples, etc) including the agreement covering the Chief Executive Officer.
- Incentive compensation that does not promote excessive risk and supports the Corporation's short-term and long-term financial goals.

Compensation Philosophy and Objectives

Our success is highly dependent on hiring, developing and retaining qualified people who are motivated to perform for the benefit of our shareholders, the community, and customers. The Committee believes that an effective executive compensation program should be designed to reward the achievement of specific annual, long-term and strategic goals, and align executive interests with shareholders, with the ultimate objective of enhancing shareholder value. The goal of our compensation program is to compensate senior leadership in a manner that encourages superior corporate performance, defined as at or above the top third of our peer group.

Our compensation program places emphasis on:

- attracting and retaining the best talent in the financial services industry;
- providing compensation for key executives that is competitive with similarly-sized financial institutions;
- motivating executives to achieve the goals set in our strategic plan;
- linking pay to performance;
- ensuring that compensation supports sound risk management practices; and
- returning a fair value to shareholders.

To that end, the Committee believes that compensation packages provided to executives, including the named executive officers listed in this Proxy Statement, should include both cash and stock-based compensation that reward performance as measured against established goals.

Setting Executive Compensation

Our philosophy is to target total compensation at the 50th percentile, with opportunities for upward or downward adjustment based on actual corporate performance on an absolute and relative basis. Our base salaries consider market pay levels and reflect individual roles, performance, experience and leadership contribution. Total compensation varies from year to year based on short-term and long-term performance and/or economic conditions.

After the Committee has established targeted overall compensation for each executive, compensation is allocated among base salary, short-term cash incentive, and long-term equity compensation elements. *We believe that our most senior executives should have a significant portion of pay provided through performance-based compensation elements.* The chart below outlines our current target compensation mix:

	Base Salary	Performance-Based Compensation Elements	
		Short-Term Cash Incentive	Long-Term Equity Incentive
Mr. MarcAurele	50.0%	22.5%	27.5%
Messrs. Devault, Vesey and Bessette	58.8%	17.7%	23.5%
Mr. Daukas	44.6%	37.5%	17.9%

As a result, 41.2% to 55.4% of target compensation for the named executive officers is performance-based and therefore, at-risk to the executive. Because a substantial portion of the compensation is based on corporate, divisional and individual performance results, actual compensation delivered under each element will vary annually. We believe that this target mix allows our compensation to vary appropriately based on corporate and individual performance in a manner that is aligned with shareholder interests and represents sound risk management principles.

Benchmarking Compensation

Prior to the beginning of the fiscal year, the Committee consulted with Pearl Meyer & Partners, an independent compensation consulting firm, to assess the competitiveness and effectiveness of our executive compensation program. The compensation consultant provided an analysis of base salary, short-term incentive, long-term incentive and benefit practices of comparable companies in the banking industry. The compensation consultant considered individual compensation elements as well as the total compensation package, and assessed the relationship of pay to performance.

In performing this analysis, the consultant used a peer group of banking institutions, which was reviewed and approved by the Committee. The peer group included banks of generally similar asset size, regional location, and to the extent possible, organizations with a wealth management business line. These banks were based in the Northeast and MidAtlantic region (excluding New York City). Banks included in the peer group ranged from $1.5 billion to $6.5 billion in assets (approximately one-half to two times the size of the Corporation). The Corporation was positioned approximately at the 55th percentile of the peer group in terms of total assets. The peer group used in the report presented for consideration of 2011 compensation decisions consisted of the following financial institutions:

Arrow Financial Corporation	Bancorp Rhode Island, Inc.	Berkshire Hills Bancorp, Inc.
Brookline Bancorp, Inc.	Camden National Corporation	Century Bancorp, Inc.
Community Bank System, Inc.	First Commonwealth Financial Corp.	First of Long Island Corporation
First United Corporation	Hudson Valley Holding Corporation	Independent Bank Corp.
Lakeland Bancorp, Inc.	NBT Bancorp Inc.	OceanFirst Financial Corp.
Provident New York Bancorp	S & T Bancorp, Inc.	Sandy Spring Bancorp, Inc.
Tompkins Financial Corporation	TrustCo Bank Corp NY	Univest Corporation of Pennsylvania
WSFS Financial Corporation		

Because a peer group analysis is limited to those positions for which compensation information is disclosed publicly, these studies typically include only the five most highly compensated officers at each company. Therefore, the compensation consultant also relied on published compensation surveys to supplement information for these positions, as well as to provide the basis for analysis for other executives. Surveys used for the 2011 study included Pearl Meyer & Partners Northeast Banking Compensation Survey, Towers Watson Financial Services Survey Suite, and Mercer U.S. Financial Services Survey Suite. Similar asset and regional scope comparisons were used for the benchmarking analysis.

Compensation Decisions
The Committee is responsible for executive compensation decisions and reports all actions to the Corporation's Board. In determining compensation for the Chief Executive Officer, the Committee considers the compensation consultant's analysis, compensation survey data, corporate performance, economic conditions, and the assessment of the executive's performance by the independent directors of the Corporation's Board. For all other executives, the Committee considers the compensation consultant's analysis, compensation survey data, corporate and business unit performance, economic conditions, and the Chief Executive Officer's assessment of the executive's performance. The Committee solicits the input and recommendations of the Chief Executive Officer for compensation awards to other executives, including the named executive officers.

Tally Sheets and Wealth Accumulation Analyses
At the Committee's direction, the Senior Vice President of Human Resources prepared a presentation of total compensation or "tally sheet," for each executive officer. This detailed analysis of actual and potential compensation included:

- a summary of total compensation for the current and previous fiscal year;
- actual allocation to each compensation element;
- bonus opportunity and related performance levels needed to achieve minimum, target and maximum payouts;
- the value of perquisites, if applicable;
- potential value of unvested equity grants at various levels of stock performance;
- stock ownership levels;
- overall total compensation ranking within the Corporation;
- ratio of CEO compensation to the median employee; and
- potential post-employment payments.

The Committee used the tally sheets to evaluate each proxy officer's total compensation, as well as the impact of the Corporation's performance on compensation. We believe this analysis is an integral part of our evaluation of the executive compensation program, and intend to review this information annually.

The Role of Shareholder Say-on-Pay Votes
The Corporation provides its shareholders with the opportunity to cast an annual advisory vote to approve the compensation of the named executive officers (the "say-on-pay proposal"). At the Annual Meeting of Shareholders held on April 26, 2011, over 97% of the votes cast on the say-on-pay proposal were voted in favor of the proposal. We believe this affirms shareholders' support of our approach to executive compensation, and did not significantly change the approach in 2011. The Committee will continue to consider the outcome of the annual say-on-pay proposal when making future compensation decisions for the named executive officers.

Base Salary
Generally, base salaries are targeted at the 50th percentile. In reviewing the Chief Executive Officer's base salary and the base salary recommendations made by the Chief Executive Officer for other executives, the Committee primarily considers:

  ▪ the compensation consultant's analysis and compensation survey data;
  ▪ the executive's compensation relative to other officers;
  ▪ recent and expected performance of the executive;
  ▪ our recent and expected overall performance; and
  ▪ our overall budget for base salary increases.

The 2011 base salary for Mr. MarcAurele was $465,000. The Committee increased Mr. MarcAurele's salary to $480,000 for 2012. The 2011 base salaries for Messrs. Devault, Daukas, Vesey, and Bessette were $253,500; $332,500; $204,000 and $187,000, respectively. The Committee increased the salaries of Messrs. Devault, Daukas, Vesey, and Bessette for 2012 to $261,200; $339,200; $209,100 and $191,700, respectively.

Cash Incentive
The Committee believes that cash incentives are instrumental in motivating and rewarding executives for achievement of corporate and division goals. All of our named executive officers participate in our Annual Performance Plan. In addition, Mr. Daukas participates in our Wealth Management Business Building Incentive Plan, which rewards achievement of growth targets for the wealth management business unit.

Cash Incentive Opportunities Under Annual Performance Plan
The Annual Performance Plan provides the opportunity to earn cash awards based on achievements relative to predefined corporate financial goals and individual performance. The target incentive opportunity is a percentage of base salary earnings, and varies by role and level of responsibility. The target bonus percentage is 45% for Mr. MarcAurele and 30% for Messrs. Devault, Daukas, Vesey, and Bessette. The percentages allocated to the corporate performance component and the individual performance component are 70% and 30%, respectively, for the Chief Executive Officer, and 60% and 40%, respectively, for all other executive officers.

Performance Measures
Corporate performance is based on three financial metrics - net income, fully diluted earnings per share, and return on equity, with each metric receiving equal weighting. At the beginning of each year, the Board establishes performance targets based on our strategic objectives. At the end of each year, the actual performance for each of the financial metrics is measured separately against its target. Corporate performance exceeding a threshold of 80% of the performance target will result in progressively increasing payment levels, ranging from 50% to 150% of the target award as outlined below.

Performance Results	Award Level (as a % of Target)
<80%	0.0%
80.0% to 82.4%	50.0%
82.5% to 87.4%	62.5%
87.5% to 92.4%	75.0%
92.5% to 97.4%	87.5%
97.5% to 102.4%	100.0%
102.5% to 107.4%	112.5%
107.5% to 112.4%	125.0%
112.5% to 117.4%	137.5%
117.5% +	150.0%

Individual performance for the Chief Executive Officer is determined with consideration of matters such as leadership of the senior management team, strategic planning and implementation, corporate governance, risk management, and ability to focus the Corporation on the long-term interests of our shareholders. For the other named executive officers, individual performance is determined with consideration of matters such as leadership, strategic planning, and achievement of business unit operational and/or production goals. In order to qualify for an individual performance award, the weighted average of the financial metrics must be at least 80%. Once that threshold level is achieved, individual performance awards range from 0% to 100% of the target, based on an assessment of employee performance against expectations established at the beginning of each year. The Committee relies upon the assessment of the performance of the Chief Executive Officer by the independent directors of the Corporation's Board, and considers the Chief Executive Officer's assessment of the performance of all other senior executives.

The terms of the Annual Performance Plan, including the target bonus levels and relationship of payouts to achievement of financial metrics, were established by the Committee in consultation with the compensation consultant. Annually, the Committee reviews the plan to ensure that it is designed in a manner that continues to motivate employees to achieve our strategic goals. Regardless of the actual award determined by the plan parameters, the Committee has the authority to modify any award. Further, the plan includes a "clawback" provision requiring the executives to reimburse the Corporation for any plan payment that would not have been earned based on restated financial results.

2011 Awards
In 2011, the plan targets for the corporate performance metrics were: (i) net income: $27,572,000; (ii) fully diluted earnings per share: $1.70; and (iii) return on equity: 9.86%, with a 100% payout resulting from achievement of 97.5% to 102.4% of these targets. For 2011, the Corporation reported net income of $29,724,000; fully diluted earnings per share of $1.82; and return on equity of 10.61%, which resulted in payouts of 125%, 112.5%, and 125% respectively, or 120.8% overall for the corporate performance component.

Individual performance was assessed based on the criteria described above. The Committee noted the following regarding the individual performance of the named executive officers:

▪ Mr. MarcAurele received a 100% individual performance award due to his strong leadership of the Corporation as evidenced by our outstanding results, particularly in a challenging economic environment. In addition, the Committee recognized his efforts in strengthening the brand within our markets and acquiring key talent in order to position the Corporation for future success.

▪ Mr. Devault received a 100% individual performance award due to strong job performance, as well as his contributions to the Corporation's overall success. This includes, most notably, significant strategic guidance regarding key financial aspects of our business and his strong contribution to our investor relations efforts.

▪ Mr. Daukas received a 99.6% individual performance award due to strong job performance, including a 7% increase in wealth management revenues and strong improvement in the profitability of the wealth management division during a year of extreme market turmoil.

▪ Mr. Vesey received a 100% individual performance award due to strong job performance, including a $98 million increase in the commercial loan portfolio and continued strength in overall credit quality. Additionally, his division was instrumental in our successful efforts to increase core deposits and market the products and services of other business lines.

- ▪ Mr. Bessette received a 100% individual performance award due to extremely strong job performance. He was instrumental in the Corporation's decision to expand our mortgage banking operations, and effectively implemented that strategy, resulting in record mortgage loan origination volume and sales activity. As a result of these efforts, mortgage banking revenues totaled $5.1 million, up 25% from 2010, which was a significant factor in the Corporation's 2011 success.

The plan caps individual performance at 100% of target, but permits the Committee to use discretion to make awards above target where superior performance warrants. The Committee made several discretionary upward adjustments to recognize certain executive's individual contributions toward key strategic objectives. Annual Performance Plan awards for the named executive officers are outlined below:

	Corporate Performance Component Award (120.8%)	Individual Performance Component Award (0-100%)	Discretionary Adjustment by Committee	Total Plan Payment	Percentage of Plan Target
MarcAurele	$176,832	$62,736	$432	$240,000	114.8%
Devault	$55,044	$30,377	$4,579	$90,000	118.5%
Daukas	$72,271	$39,729	$—	$112,000	112.3%
Vesey	$44,341	$24,471	$1,188	$70,000	114.4%
Bessette	$40,601	$22,406	$16,993	$80,000	142.8%

Wealth Management Business Building Incentive Plan
Mr. Daukas is eligible for an additional bonus payment based upon the performance of the wealth management division. This incentive is intended to drive growth in the wealth management product line, which is an important contributor to our net income. Plan performance is measured in terms of division pre-tax earnings, revenues, and net new assets under management (inclusive of all cash flows excluding investment income and market appreciation). The target payment is $180,000 ($60,000 for each metric), with a range of 0% to 150% based upon actual performance. The plan payment is determined by assessing achievement of each metric individually against its target. Performance exceeding a threshold of 70% of the performance target will result in progressively increasing payment levels, ranging from 25% to 150% of the target award. The plan includes a "clawback" provision requiring Mr. Daukas to reimburse the Corporation for any plan payment that would not have been earned based on restated financial results.

In 2011, plan targets were: (i) division pre-tax earnings of $7,851,800; (ii) division revenues of $29,033,400; and (iii) net new assets under management of $100,000,000. During 2011, the wealth management division met 118.5% of the pre-tax earnings goal, 97.5% of the revenue goal, and 0% of the net new assets under management goal. This performance resulted in a total bonus payment of $150,000 to Mr. Daukas under this plan, which is equal to 83.3% of the plan target.

Long-Term Equity Incentive Compensation
The granting of stock-based incentives is viewed as a desirable long-term incentive compensation strategy because it closely links the interests of management with shareholders, aids in executive retention, and rewards executives for focusing on long-term stock value. Equity grants also provide an opportunity for increased equity ownership and enhanced alignment with shareholder interests.

In determining the form of equity to be granted, the Committee considers many factors including the ability to drive corporate performance; retention and stock ownership; tax and accounting treatment; and the impact on dilution. When granting equity-based incentives to the Chief Executive Officer and other executives, the Committee considers the compensation consultant's analysis, as described earlier. The Committee also considers the Chief Executive Officer's recommendations for other executives, which are based on each officer's level of responsibility and contribution towards achievement of our business plan and objectives.

Generally, equity compensation is granted on an annual basis. Employee grants, including grants to newly hired employees, have historically been made at a regularly-scheduled Committee meeting. All stock option awards are made at the closing price for our common stock on the grant date. All grants are effective either on the date of the Committee meeting or at a specific future date coinciding with a triggering event such as the employee's date of hire. Equity grants to non-employee directors occur annually at the Committee meeting shortly before the date of the Annual Meeting, and are effective on the date of the Annual Meeting for directors continuing service after such date. Equity grants typically become vested after three years of service but may be subject to longer vesting periods for larger awards. Unvested equity grants are typically forfeited upon separation from employment. Employees may become vested in a pro-rata share of equity grants upon retirement or disability, and fully vested in equity grants upon death, subject to the terms of the specific grant. Directors may become fully vested in equity grants in the event of retirement or death, subject to the terms of the specific grant. All equity grants become fully vested in a change in control of the Corporation.

Performance Share Unit Awards in 2011
In January 2011, the Committee made a strategic decision to grant performance share units awards to all named executive officers. This action underscores the Committee's intention to provide an increased link between pay and performance in the granting of equity compensation to the executive management team. The award is designed to position total compensation at the 50th percentile with opportunities for upward and downward adjustment based on actual corporate performance compared to the peer group, providing true pay for performance through the leveraging of equity grants.

Selecting and defining the performance measurements for the performance share unit awards was a critical decision for the Committee. Measures needed to reflect our strategic plan and growth strategy, as well as shareholder expectations. In addition, measures had to be within the control and influence of the grantees so that there is a true correlation between actual contribution and reward. After reviewing a number of performance metrics, the Committee decided to base performance on core return on equity ("Core ROE") and core earnings per share growth ("Core EPS Growth"), with the two metrics having equal weighting.

Core ROE and Core EPS Growth performance is compared to a group of publicly-traded banks and thrifts located in the Northeast and Mid-Atlantic states with assets of $1 billion to $5 billion (based on information published by SNL Financial.) Each executive has a target award with an opportunity to earn from 0% to 200% of the target award depending on the Corporation's performance versus that of the industry peer group during the performance measurement period which is January 1, 2011 through December 31, 2013. The Corporation must achieve threshold performance at the 25th percentile for each metric in order to qualify for any award. Shares will be issued at the target award level for performance at the 50th percentile, with a payout range of 50% to 200% of the target award level based on a straight line interpolation for performance from 25th percentile to 100th percentile. Dividend equivalents will be paid retroactively in cash once the award vests and the final shares are actually issued.

2011 awards for the named executive officers are summarized in the table below:

	Minimum	Threshold	Target	Maximum
Performance vs. peer group	0-25th percentile	25th percentile	50th percentile	100th percentile
MarcAurele	—	5,915	11,829	23,658
Devault	—	2,345	4,690	9,380
Daukas	—	3,076	6,152	12,304
Vesey	—	1,887	3,774	7,548
Bessette	—	1,730	3,460	6,920

The number of earned shares will be based on the Corporation's performance during the three-year performance period, as described earlier. Except as outlined in the next sentence, the grant is subject to forfeiture in the event of the executive's termination of employment prior to the three-year anniversary of the grant. The grant is subject to acceleration in the event of a change in control, death, retirement or disability prior to the three-year anniversary of the grant, with the number of earned shares based on the Corporation's performance during a shortened performance period. This shortened performance period will include any completed calendar year and year-to-date performance through the last completed calendar quarter preceding the acceleration event, with partial years weighted accordingly. In the event of retirement or disability, the earned shares will be further adjusted for the number of completed months within the 36 month vesting period.

The grant contains a "clawback" provision that provides that, in the event the Corporation is required to prepare an accounting restatement due to the material noncompliance with any financial reporting requirement under the Federal securities laws, the executive is required to reimburse the Corporation for the value of shares of common stock issued under this award that would not have been earned based on the restated financial results.

Subsequent Committee Actions in 2012
In January 2012, the Committee awarded performance share units to Messrs. MarcAurele, Devault, Daukas and Bessette. This grant was structured in the same manner as the performance share unit awards made in 2011. Each executive has the opportunity to earn from 0% to 200% of the target award depending on the Corporation's performance during the measurement period which is January 1, 2012 through December 31, 2014. The target awards for Messrs. MarcAurele, Devault, Daukas and Bessette are 11,100; 4,400; 5,700; and 3,200 shares, respectively.

Because Mr. Vesey is expected to retire in 2012, a performance share award would not be feasible. Therefore, the Committee granted 3,500 time-based restricted stock units to Mr. Vesey. The grant, which includes dividend rights, is subject to three-year cliff vesting, with accelerated vesting in the event of change in control or the executive's death, and pro-rated vesting in the event of retirement. Assuming that Mr. Vesey retires as scheduled in June 2012, he will become vested in 5/36ths of this award or 486 units.

Stock Ownership and Equity Retention Guidelines
The Committee believes that stock ownership is the best method of aligning financial interests with shareholders and focusing executives and directors on long-term stock performance. The Committee has established stock ownership guidelines for executives and directors. Until ownership targets are achieved, equity grant retention guidelines apply.

The Chief Executive Officer is expected to own shares with an approximate value of two times base salary. Other named executive officers are expected to own shares with an approximate value of one times base salary. Until this ownership level is achieved, 50% of all vested equity grants should be retained, after the deduction for any shares surrendered to satisfy the tax liability for that grant.

Directors are expected to own 3,000 shares, which is approximately equivalent to 3.5 times the annual retainer based on recent stock prices. Until this ownership level is achieved, 100% of all vested equity grants should be retained.

Recoupment ("Clawback") Policy
In order to further align management's interests with the interests of shareholders and support good governance practices, all incentive awards and performance share unit awards made to the named executive officers include a recoupment or "clawback" provision. In the event the Corporation is required to prepare an accounting restatement due to the material noncompliance with any financial reporting requirement under the Federal securities laws, the executive is required to reimburse the Corporation for any amount that would not have been earned based on the restated financial results.

Retirement and Other Benefits
Pension Plan
The Bank offers a tax-qualified defined benefit Pension Plan for the benefit of most employees. The Committee reviewed the Bank's retirement program, benefit trends, and best practices, and made a strategic decision to shift retirement benefits from the Pension Plan to the 401(k) Plan. Effective October 1, 2007, the Pension Plan was amended to freeze plan entry to new hires and rehires. Existing employees hired prior to October 1, 2007, including

Messrs. Devault, Daukas, Vesey, and Bessette, continue to accrue benefits under the Pension Plan. Mr. MarcAurele was hired after October 1, 2007, and therefore, is not eligible to participate in the Pension Plan.

The annual pension benefit for an employee retiring at normal retirement age is the sum of (1) 1.2% of average annual pension compensation plus (2) 0.65% of average annual pension compensation in excess of the Social Security covered compensation level, multiplied by the number of years of service limited to 35 years. Pension compensation consists of base salary plus payments pursuant to the Annual Performance Plan, the Wealth Management Business Building Incentive Plan, and other cash-based payments, subject to IRS qualified plan limits ($245,000 in 2011). In 2011, the Social Security covered compensation level was $64,464 for a participant retiring at age 65.

Pension benefits are available at normal retirement age, typically age 65. Participants may commence reduced benefits as early as age 55 with ten years of service. Messrs. Devault, Vesey, and Bessette are the only named executive officers who currently meet the age and service requirements to commence pension benefits.

The Pension Plan was amended in 2005 to eliminate a special early retirement benefit available to participants who had combined age and years of benefit service of 85 or more (the "Magic 85 Provision"). The plan amendment provided that the Magic 85 Provision would still be available to qualifying grandfathered employees retiring from active service on or after age 60. Under the Magic 85 Provision, the pension benefit of qualifying participants is not subject to reduction for early benefit commencement. Additionally, qualifying participants are eligible for a temporary payment through age 62, which is equal to the participant's estimated Social Security benefit at age 62. Mr. Devault is the only named executive officer who is expected to qualify for the Magic 85 Provision.

Supplemental Pension Plan
The Bank also offers a Supplemental Pension Plan, which provides for payments of certain amounts that would have been received under the Pension Plan in the absence of IRS limits. This plan covers substantially all employees who are impacted by IRS limits under the Pension Plan. Benefits payable under the Supplemental Pension Plan are an unfunded obligation of Washington Trust.

401(k) Plan
The Bank maintains a 401(k) Plan that covers substantially all employees. The 401(k) Plan is an essential part of the retirement package needed to attract and retain employees in the banking industry. The 401(k) Plan provides for deferral of up to the lesser of 25% of plan compensation or the annual dollar limit prescribed by the Internal Revenue Code.

Effective January 1, 2008, the 401(k) Plan was amended to promote shared responsibility for retirement through personal savings, as well as to serve as the primary retirement plan for employees who were hired or rehired after September 30, 2007. Plan provisions include automatic enrollment at 3% of plan compensation, and annual automatic increase by 1% to a maximum of 6%. The Bank matches 100% of each participant's first 1% of voluntary salary deferrals and 50% of each participant's next 4% of salary deferrals up to a maximum match of 3%. Additionally, certain eligible employees who are hired or rehired after September 30, 2007, and, therefore, are excluded from participation in the Pension Plan, are eligible for a non-elective employer contribution of 4% of plan compensation. Mr. MarcAurele was hired after September 30, 2007, and is therefore, eligible for this non-elective employer contribution. Employees hired after September 30, 2007 are subject to two-year cliff vesting of employer contributions.

Nonqualified Deferred Compensation Plan
We provide a Nonqualified Deferred Compensation Plan that permits key employees, including the named executive officers, to defer salary and bonus with the opportunity for supplemental retirement and tax benefits. Directors are also eligible to participate through the deferral of retainer and meeting fees. The plan also provides for credits of certain amounts that would have been matched by the Bank under the 401(k) Plan, but for the deferral under the Nonqualified Deferred Compensation Plan and IRS limitations on annual compensation under qualified plans. Further, Mr. MarcAurele is eligible for an additional employer contribution of 5% of salary annually in lieu of participation in the Supplemental Pension Plan. Directors are not eligible for employer contributions. Employees hired after September 30, 2007 are subject to two-year cliff vesting of employer contributions.

Deferrals are credited with earnings/losses based upon the participant's selection of investment measurement options. The investment measurements include publicly-traded mutual funds. Because these investment measurements are publicly traded securities, we do not consider any of the earnings credited under the Nonqualified Deferred Compensation Plan to be "above market". The investment measurements are described further under the heading "Nonqualified Deferred Compensation" later in this Proxy Statement. Benefits payable under this plan are an unfunded obligation of the Bank.

Welfare Benefits
In order to attract and retain employees, we provide certain welfare benefit plans to our employees, which include medical and dental insurance benefits. The named executive officers participate in the medical and dental insurance plans under the same terms as our other full-time employees. All full-time employees, including the named executive officers, are offered cash-in-lieu of medical and dental coverage that would otherwise have been provided.

We provide two times base salary in life and accidental death and dismemberment insurance for our full-time employees, including the named executive officers. This is provided through a combination of group life insurance contracts and split dollar arrangements under bank-owned life insurance policies. The life insurance benefit provided to the named executive officers does not exceed the benefit levels offered to other full-time employees.

We also provide disability insurance to our full-time employees including the named executive officers, which provides up to 60% of base salary income replacement after six months of qualified disability. In order to obtain a competitive group rate, the group disability policy limited covered base salary to $275,628 in 2011. This group plan limit does not fully cover the base salaries of Messrs. MarcAurele and Daukas. In order to provide a benefit that is commensurate with the benefits provided to other full-time employees, we have purchased a supplemental disability insurance policy for Mr. MarcAurele and we reimburse Mr. Daukas for a pro-rata share of his personal disability insurance policy.

Perquisites and Other Personal Benefits
We provide named executive officers with perquisites and other personal benefits that the Committee believes are reasonable and consistent with our overall compensation program. Perquisites include transportation benefits and country club memberships, as appropriate for business purposes. Annually, the Committee reviews the perquisites and other personal benefits provided to named executive officers. In addition, on an annual basis, the Compensation Committee Chairperson reviews the expense reports of the named executive officers to ensure that all reimbursements are reasonable and appropriate. On February 6, 2012, this review was completed with respect to 2011 expense reimbursements and no exceptions were noted.

Deductibility of Executive Compensation
As part of its role, the Committee reviews and considers the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code, which provides that we may not deduct compensation of more than $1,000,000 that is paid to certain individuals. Compensation that qualifies as performance-based compensation is not subject to the deduction limit imposed by Section 162(m). Where circumstances warrant, we plan to structure our cash and equity incentive compensation to our executives in a manner that would qualify such compensation as performance-based compensation. During 2011, no employee received taxable compensation in excess of $1,000,000, and, therefore, all such compensation was fully deductible for federal income tax purposes.

Change in Control Agreements
We have entered into change in control agreements with certain key employees, including the named executive officers. The change in control agreements are designed to promote stability and continuity of senior management. The Committee believes that the interests of shareholders will be best served if the interests of senior management are aligned with them. The Committee further believes that providing change in control benefits should eliminate, or at least reduce, the reluctance of senior management to pursue potential change in control transactions that may be in the best interests of shareholders.

The change in control agreements require a six-month delay in payments to a 'specified employee' within the meaning of Section 409A(a)(2)(B)(i) of the Internal Revenue Code. If a six-month delay is required, we have agreed, upon the executive's termination of employment, to make an irrevocable contribution to a grantor trust on behalf of the executive in the amount of the severance, plus interest at the short-term applicable federal rate.

Change in Control Agreements After January 1, 2009
In 2009, the Committee revised the form of change in control agreement to be more representative of current practices in executive compensation. It was agreed that all existing agreements will remain in force, and the revised agreement ("Post-2009 Change in Control Agreement") will be used for new executives and newly eligible existing employees.

The Corporation has entered into a Post-2009 Change in Control Agreement with Mr. MarcAurele. In the event of a change in control, Mr. MarcAurele would be eligible for (a) a severance payment equal to three times the sum of base salary in effect at the time of termination plus the average bonus paid within the previous three-year period prior to the change in control; and (b) benefit continuation for a period of 36 additional months of medical and dental insurance coverage. Should the payments under the Post-2009 Change in Control Agreements exceed the limit imposed by Section 280G of the Internal Revenue Code, benefits would be reduced until the executive is no longer subject to excise tax.

Payments under the Post-2009 Change in Control Agreements would be triggered if:

- in the event of a change in control (as defined in the Post-2009 Change in Control Agreements) of the Corporation or Bank, (a) the Corporation or Bank terminates the executive for reasons other than for Cause (as defined in the Post-2009 Change in Control Agreements) or death or disability of the executive within 12 months after such change in control; or (b) within 12 months of a change in control, the executive resigns for Good Reason (as defined in the Post-2009 Change in Control Agreements), which includes a substantial adverse change in the nature or scope of the executive's responsibilities and duties, a material reduction in the executive's salary, relocation, or a failure of the Corporation or Bank to obtain an effective agreement from any successor to assume the Post-2009 Change in Control Agreements; or

- the executive is terminated by the Corporation or Bank for any reason other than Cause, death or disability during the period of time after the Corporation and/or the Bank enters into a definitive agreement to consummate a transaction involving a change in control and before the transaction is consummated so long as a change in control actually occurs.

Post-2009 Change in Control Agreements require the executive to provide a general release of claims to receive payment under the agreement, refine the definition of "Change in Control" and provide an opportunity for the Corporation to remedy a "Good Reason" triggering event.

Change in Control Agreements Entered into Prior to 2009
The Corporation has change in control agreements ("Pre-2009 Change in Control Agreements") with Messrs. Devault, Daukas, Vesey and Bessette that were entered into prior to 2009. In the event of a change in control, the named executive officers would be eligible for (a) a severance payment equal to two times the sum of base salary in effect at the time of termination plus the highest bonus paid in the two-year period prior to the change in control; (b) benefit continuation for a period of 24 additional months of medical, dental and life insurance coverage, as well as 24 additional months of benefit accrual under the Corporation's or Bank's supplemental retirement plans; and (c) payment to cover the impact of the 20% excise tax imposed by Section 280G of the Internal Revenue Code in the event the named executive officer becomes subject to such excise tax.

Payments under the Pre-2009 Change in Control Agreements would be triggered if:

- in the event of a change in control (as defined in the Pre-2009 Change in Control Agreements) of the Corporation or Bank, (a) the Corporation or Bank terminates the executive for reasons other than for Cause (as defined in the Pre-2009 Change in Control Agreements) or death or disability of the executive within 13 months after such change in control; or (b) within 12 months of a change in control, the executive resigns for Good Reason (as defined in the Pre-2009 Change in Control Agreements), which includes a substantial adverse change in the nature or scope of the executive's responsibilities and duties, a reduction in the executive's salary and benefits, relocation, a failure of the Corporation or Bank to pay deferred compensation when due, or a failure of the Corporation or Bank to obtain an effective agreement from any successor to assume the Pre-2009 Change in Control Agreements; or

- the executive resigns for any reason during the 13th month after the change in control; or

- the executive is terminated by the Corporation or Bank for any reason other than Cause, death or disability during the period of time after the Corporation and/or the Bank enters into a definitive agreement to consummate a transaction involving a change in control and before the transaction is consummated so long as a change in control actually occurs.

Further analysis of payments triggered by a change in control is provided under the heading "Potential Post-Employment Payments" on page 34 of this Proxy Statement.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis report beginning on page 14 of this Proxy Statement with management. Based on that review and discussion, the Compensation Committee recommended to the Corporation's Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

The foregoing report has been furnished by the members of the Compensation Committee:

Kathleen E. McKeough (Chairperson)	Gary P. Bennett	John J. Bowen
Barry G. Hittner	Victor J. Orsinger II, Esq.	Patrick J. Shanahan, Jr.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table shows, for the fiscal years ended December 31, 2011, December 31, 2010 and December 31, 2009, the compensation of the person who served as Chief Executive Officer of the Corporation, Chief Financial Officer of the Corporation, and each of the three most highly compensated executive officers of the Corporation and/or the Bank, other than the Chief Executive Officer and Chief Financial Officer, whose total compensation exceeded $100,000 in each year. The presentation below includes compensation for Mr. Bessette only for fiscal years ended December 31, 2011 and December 31, 2010, the only years in the last three fiscal years in which he was a named executive officer.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($) (a)	Stock Awards ($) (b)	Option Awards ($) (c)	Non-Equity Incentive Plan Compensation ($) (d)	Change in Pension Value & Nonqualified Deferred Compensation Earnings ($) (e)	All Other Compensation ($) (f)	Total ($)
Joseph J. MarcAurele *Chairman, President and Chief Executive Officer*	2011	464,712	432	306,896 (g)	—	239,568	—	87,180	1,098,788
	2010	432,692	4,176	249,315 (h)	—	245,824	—	454,045 (i)	1,386,052
	2009	107,692	100,000 (j)	125,370	134,148	—	—	8,560	475,770
David V. Devault *Senior Executive Vice President, Secretary and Chief Financial Officer*	2011	253,144	4,579	121,677 (g)	—	85,421 (k)	337,554	7,815	810,190
	2010	234,892	8,677	36,792	35,835	86,323	201,614	7,236	611,369
	2009	227,908	3,121	—	—	21,879	110,519	6,988	370,415
Galan G. Daukas *Executive Vice President, Wealth Management*	2011	332,375	—	159,599 (g)	—	262,000	131,892	138,412	1,024,278
	2010	325,908	229	49,056	49,037	247,271	52,425	28,133	752,059
	2009	319,885	—	—	—	30,000	46,962	27,901	424,748
James M. Vesey *Executive Vice President and Chief Credit Officer*	2011	203,923	1,188	97,917 (g)	—	68,812 (l)	167,438	12,258	551,536
	2010	199,692	4,613	61,320	—	73,387 (l)	109,773	12,129	460,914
	2009	179,862	7,733	—	—	17,267 (l)	60,592	10,024	275,478
Stephen M. Bessette *Executive Vice President, Retail Lending*	2011	186,721	16,993	89,766 (g)	—	63,007 (m)	156,984	5,733	519,204
	2010	172,431	16,632	52,560	—	63,368 (m)	93,937	5,298	404,226

(a) Except as noted, bonus payments were accrued in the year indicated and paid in the succeeding fiscal year. Thus, the 2011 bonus was paid in fiscal 2012, the 2010 bonus was paid in fiscal 2011 and the 2009 bonus was paid in fiscal 2010. Bonus payments in 2011 include discretionary awards discussed in the Compensation Discussion and Analysis earlier in this Proxy Statement.

(b) Amount listed reflects the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 for restricted stock, restricted stock unit awards, and performance share unit awards in the year indicated. For 2011, assumptions related to the financial reporting of restricted stock, restricted stock units, and performance shares units are presented in Footnote 16 to the Consolidated Financial Statements presented in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the "2011 Form 10-K").

(c) Amount listed reflects the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 for stock option awards in the year indicated. For 2011, assumptions related to the financial reporting of stock options are presented in Footnote 16 to the Consolidated Financial Statements presented in the 2011 Form 10-K.

(d) Amount listed reflects payments under the Annual Performance Plan and Wealth Management Business Building Incentive Plan as outlined earlier in this Proxy Statement. Bonus payments were accrued in the year indicated and paid in the succeeding fiscal year. Thus, the 2011 bonus was paid in fiscal 2012, the 2010 bonus was paid in fiscal 2011, and the 2009 bonus was paid in fiscal 2010.

(e) Amount reflects aggregate change in the value of accumulated benefits under the Pension Plan and Supplemental Pension Plan between December 31 of the year indicated and December 31 of the prior year. The amount represents the increase due to an additional year of service; increases in average annual compensation; the increase due to a reduction in the discounting period; and the increase or decrease due to changes in assumptions. Assumptions for 2011 are described in footnotes to the Pension Benefits table included later in this Proxy Statement. Amounts are based upon the earliest retirement age at which the individual can receive unreduced benefits, which for Mr. Devault is age 60 and for all others is age 65. The present value calculations assume payment in the normal form, which is a life annuity under the Pension Plan and Supplemental Pension Plan.

(f) The following table shows the components of this column for 2011:

Named Executive Officer	Life and Disability Insurance Premiums ($)	Employer Contribution Under the 401(k) Plan ($)	Employer Credits Under Nonqualified Deferred Compensation Plan ($)	Country Club Membership ($)	Auto and Parking Allowance ($)	One-Time Relocation Expense ($) (1)	Non-cash Items ($) (2)	Total ($)
MarcAurele	11,815 (3)	17,150	38,615	10,000	9,600	—	—	87,180
Devault	164	7,350	244	—	—	—	57	7,815
Daukas	718 (3)	7,350	2,621	9,000	8,400	110,180	143	138,412
Vesey	140	6,118	—	6,000	—	—	—	12,258
Bessette	132	5,041	560	—	—	—	—	5,733

(1) Amount reflects payment of a 2005 obligation for relocation expenses. This payment represents reimbursement of the real estate broker commission on the sale of Mr. Daukas' prior residence and related tax payments, and is significantly less than the liability assumed in 2005. During 2011, the Committee subsequently amended this compensatory agreement obligation to eliminate certain provisions which were contrary to current compensation practices, as outlined in the Form 8-K filed by the Corporation on June 15, 2011. There are no other such outstanding obligations.

(2) Reflects the value and related tax payments of non-cash items received under the Corporation's volunteerism program.

(3) Amounts listed for Messrs. MarcAurele and Daukas include disability insurance premiums of $11,648 and $551, respectively. All other amounts reflect life insurance premiums.

(g) Reflects the fair value of the performance share award based on the grant date probable outcome assumption of performance at the 60th percentile of the peer group; the maximum value of this award assuming performance at the highest level for Messrs. MarcAurele, Devault, Daukas, Vesey and Bessette is $511,486; $202,796; $266,012; $163,188; and $149,610, respectively.

(h) Reflects the fair value of the performance share award based on the grant date probable outcome assumption of performance at the 66th percentile of the peer group; the maximum value of this award assuming performance at the highest level is $377,750.

(i) The Corporation periodically purchases bank-owned life insurance ("BOLI") policies on the lives of certain employees, including the named executive officers. The purchase of BOLI policies results in an income-earning asset that provides tax-free income to the Corporation. BOLI policies are purchased through a one-time lifetime premium. In 2010, a BOLI policy was purchased on Mr. MarcAurele for a one-time lifetime premium of $377,315, and such premium is included in All Other Compensation. The BOLI policy, in combination with a group insurance policy, is used to provide the Corporation's standard employee life insurance benefit. Upon the executive's separation from employment, the executive releases any claim to benefits under the BOLI policy.

(j)   Amount reflects payment made to Mr. MarcAurele contingent upon his hire in 2009 but payable in 2010.

(k)   Includes $5,000 deferred under the Nonqualified Deferred Compensation Plan in 2012.

(l)   Amounts include deferrals under the Nonqualified Deferred Compensation Plan of $48,983 from the 2011 payment deferred in 2012; $55,977 from the 2010 payment deferred in 2011; and $7,040 from the 2009 payment deferred in 2010.

(m)   Amounts include deferrals under the Nonqualified Deferred Compensation Plan of $10,000 from the 2011 payment deferred in 2012 and $10,000 from the 2010 payment deferred in 2011.

_____

Grants of Plan-Based Awards

The following table contains information concerning grants of plan-based awards under our cash and equity incentive plans to the named executive officers during the year ended December 31, 2011.

GRANTS OF PLAN-BASED AWARDS

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value Of Stock And Option Awards
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
MarcAurele	12/13/10	$135,928	$209,120	$282,312 (a)							
	01/18/11				5,915	11,829	23,658 (b)				$306,896 (c)
Devault	12/13/10	$53,160	$75,943	$98,726 (a)							
	01/18/11				2,345	4,690	9,380 (b)				$121,677 (c)
Daukas	12/13/10	$69,798	$99,712	$129,626 (a)							
	12/13/10	$45,000	$180,000	$270,000 (d)							
	01/18/11				3,076	6,152	12,304 (b)				$159,599 (c)
Vesey	12/13/10	$42,824	$61,177	$79,530 (a)							
	01/18/11				1,887	3,774	7,548 (b)				$97,917 (c)
Bessette	12/13/10	$39,211	$56,016	$72,821 (a)							
	01/18/11				1,730	3,460	6,920 (b)				$89,766 (c)

(a)   Reflects the 2011 threshold, target and maximum award available under the Annual Performance Plan. The Annual Performance Plan is based upon achievement of both corporate and individual goals. Threshold awards assume corporate performance at 80% of plan (resulting in a 50% payout on the corporate performance component) and individual performance at 100%. This plan is described in detail in the Compensation Discussion and Analysis earlier in this Proxy Statement. Actual awards are reflected in the Summary Compensation Table. The grant date represents the date that the terms were approved by the Compensation Committee for the 2011 awards.

(b)   Reflects the threshold, target and maximum number of shares available under the performance share unit award granted on January 18, 2011. This grant is described in detail in the Compensation Discussion and Analysis earlier in this Proxy Statement.

(c)   For purposes of this table, we have assumed that the Corporation's performance will be at the 60th percentile of the peer group, resulting in a 120% award. The actual number of shares that will be earned will depend on the Corporation's performance versus that of the peer group during the performance measurement period and, therefore, actual amounts may be different.

(d)   Reflects the 2011 threshold, target and maximum award available under the Wealth Management Business Building Incentive Plan. This plan is described in detail in the Compensation Discussion and Analysis earlier in this Proxy Statement. Actual awards are reflected in the Summary Compensation Table. The grant date represents the date that the terms were approved by the Compensation Committee for the 2011 award.

_____

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information with respect to the named executive officers concerning unexercised stock option awards and unvested stock awards as of December 31, 2011.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

Name	Option Awards					Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($) (a)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (a)
MarcAurele	21,000 (b)		—	$17.91	9/21/2019				
						7,000 (c)	$167,020		
								25,000 (d)	$596,500
								23,658 (e)	$564,480
Devault	8,440	—	—	$20.03	4/22/2012				
	8,700	—	—	$20.00	5/12/2013				
	6,200	—	—	$26.81	6/13/2015				
	6,200	—	—	$28.16	12/12/2015				
	5,100	—	—	$24.12	6/16/2018				
	—	5,700 (f)		$17.52	6/1/2020				
						2,100 (g)	$50,106		
								9,380 (e)	$223,807
Daukas	20,000	—	—	$27.62	8/30/2015				
	12,315	—	—	$28.16	12/12/2015				
	7,200	—	—	$24.12	6/16/2018				
	—	7,800 (f)	—	$17.52	6/1/2020				
						2,800 (g)	$66,808		
								12,304 (e)	$293,573
Vesey	3,800	—	—	$26.81	6/13/2015				
	3,800	—	—	$28.16	12/12/2015				
						3,500 (g)	$83,510		
								7,548 (e)	$180,095
Bessette	4,345	—	—	$20.03	4/22/2012				
	4,500	—	—	$20.00	5/12/2013				
	3,800	—	—	$26.81	6/13/2015				
	3,800	—	—	$28.16	12/12/2015				
						3,000 (g)	$71,580		
								6,920 (e)	$165,111

(a) Based upon December 31, 2011 fair market value of $23.86.

(b) This nonqualified stock option grant vests on September 21, 2014.

(c) This restricted stock unit grant vests on September 21, 2014.

(d) The actual number of shares that will be earned under this award will depend on the Corporation's performance versus that of the peer group during the performance measurement period which ends December 31, 2012. We have assumed that the Corporation's performance versus that of the peer group during the performance measurement period will be at the percentile ranking of 77.5, resulting in 155% award. As the instructions indicate, when performance is assumed to have exceeded the threshold, this table shall be based on the next higher performance measure that exceeds that assumed performance level. Based on those instructions, for the purposes of this table, we have included the maximum number of shares that can be awarded. Actual results may be different.

(e) The actual number of shares that will be earned under this award will depend on the Corporation's performance versus that of the peer group during the performance measurement period which ends December 31, 2013. We have assumed that the Corporation's performance versus that of the peer group during the performance measurement period will be at the percentile ranking of 77.5, resulting in 155% award. As the instructions indicate, when performance is assumed to have exceeded the threshold, this table shall be based on the next higher performance measure that exceeds that assumed performance level. Based on those instructions, for the purposes of this table, we have included the maximum number of shares that can be awarded. Actual results may be different.

(f) This nonqualified stock option grant vests on June 1, 2013.

(g) This restricted stock unit grant vests on June 1, 2013.

Option Exercises and Stock Vested

The following table sets forth information with respect to the named executive officers concerning the exercise of stock options and stock awards that vested during the year ended December 31, 2011.

OPTION EXERCISES AND STOCK VESTED

Named Executive Officer	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Joseph J. MarcAurele	—	—	—	—
David V. Devault	9,045 (a)	$47,486	1,400 (b)	$31,108
Galan G. Daukas	—	—	2,000 (b)	$44,440
James M. Vesey	9,970	$35,246	2,100 (b)	$46,662
Stephen M. Bessette	2,335 (a)	$8,126	2,100 (b)	$46,662

(a) Amounts represent the number of options exercised. Taking into consideration shares exchanged for option exercise price and tax withholding, Messrs. Devault and Bessette acquired net amounts of 1,936 and 1,735 shares, respectively.

(b) Amount represents the number of restricted stock units vested during the year. Taking into consideration shares withheld for payment of applicable taxes, Messrs. Devault, Daukas, Vesey and Bessette acquired net amounts of 946; 1,352; 1,419; and 1,419 shares, respectively.

Pension Benefits

The following table sets forth information with respect to the pension benefits of the named executive officers. Information about the Pension Plan and Supplemental Pension Plan can be found under the heading "Compensation Discussion and Analysis - Retirement and Other Benefits" earlier in this Proxy Statement. Mr. MarcAurele is not eligible to participate in these retirement plans, and is therefore excluded from the presentation below.

PENSION BENEFITS

Named Executive Officer	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($) (a)	Payments During Last Fiscal Year ($)
David V. Devault	Pension Plan (b)	25.2	$1,071,589	—
	Supplemental Pension Plan	25.2	$417,061	—
Galan G. Daukas	Pension Plan	6.3	$119,518	—
	Supplemental Pension Plan	6.3	$216,903	—
James M. Vesey	Pension Plan	13.0	$537,559	—
	Supplemental Pension Plan	13.0	$78,452	—
Stephen M. Bessette	Pension Plan	14.8	$547,596	—
	Supplemental Pension Plan	14.8	$88,389	—

(a) Present value of accumulated benefits under the Pension Plan and Supplemental Pension Plan as of December 31, 2011, determined using mortality assumptions based on the Pension Protection Act 2011 tables with no mortality assumption prior to benefit commencement and other assumptions consistent with those presented in Footnote 15 to the Consolidated Financial Statements presented in the 2011 Form 10-K, except that retirement age is based upon the earliest retirement age at which the named executive officer can receive unreduced benefits. For Mr. Devault, this represents retirement under the Magic 85 Provision at age 60. For all other named executive officers, this represents normal retirement at age 65. Present value is expressed as a lump-sum; however, the plans do not provide for payment of benefits in a lump-sum, but rather are payable only in the form of an annuity with monthly benefit payments. The present value calculations assume payment in the normal form, which is a life annuity under the Pension Plan and Supplemental Pension Plan.

(b) Mr. Devault's Pension Plan benefit includes a temporary payment provided under the Magic 85 Provision that is payable between ages 60 and 62. The Magic 85 Provision, including this special payment, is discussed in detail earlier in this Proxy Statement.

_____

In the event of a change in control, the named executive officers would receive additional years of credited service under the Supplemental Pension Plan as described under the heading "Compensation Discussion and Analysis - Change in Control Agreements" earlier in this Proxy Statement.

Nonqualified Deferred Compensation

We provide executives with the opportunity to defer up to 25% of regular base salary earnings and 100% of annual bonus earnings into the Nonqualified Deferred Compensation Plan. This plan also provides certain employer contributions, as described earlier in this Proxy Statement.

Contributions are credited with earnings/losses based upon the executive's selection of publicly-traded mutual funds and our common stock. Investment elections can be changed at any time, except with respect to our common stock as described later in the section. The following table summarizes the annual rate of return for the year ended December 31, 2011, for the investment options.

Washington Trust Bancorp, Inc. Common Stock	13.41 %	Principal Inv Ptr Inflation Protection R5 Fund (a)	12.09 %
Principal Inv Ptr LargeCap Value III R5 Fund (a)	(3.19)%	Principal Inv Bond & Mortgage Securities R5 Fund (a)	6.47 %
American Century Equity Income A Fund (b)	3.31 %	PIMCO Low Duration A Fund (b)	1.35 %
Principal Investors LargeCap S&P 500 Index R5 Fund	1.60 %	PIMCO Total Return A Fund (b)	3.74 %
Principal Investors LargeCap Growth I R5 Fund	(0.58)%	PIMCO Real Return A Fund (b)	11.11 %
Janus Perkins Mid Cap Value S Fund (b)	(2.73)%	Russell LifePoints® Conservative Strategy E Fund (a)	1.76 %
Principal Investors MidCap S&P 400 Index R5 Fund	(2.17)%	Russell LifePoints® Moderate Strategy E Fund (a)	(0.09)%
Goldman Sachs Growth Opportunities A Fund (b)	(4.06)%	Russell LifePoints® Balanced Strategy E Fund (a)	(3.01)%
Heartland Value Plus Fund (b)	(5.37)%	Russell LifePoints® Growth Strategy E Fund (a)	(5.53)%
Principal Investors SmallCap S&P 600 Index R5 Fund	0.46 %	Russell LifePoints® Equity Growth Strategy E Fund (a)	(7.14)%
Eagle Small Cap Growth A Fund (b)	(1.63)%	Russell LifePoints® In Retirement R3 Fund	1.18 %
Principal Real Estate Inv Real Estate Sec R5 Fund	8.97 %	Russell LifePoints® 2020 Strategy R3 Fund	(0.80)%
American Funds Europacific Growth R3 Fund	(13.85)%	Russell LifePoints® 2030 Strategy R3 Fund	(4.77)%
Invesco Developing Markets A Fund (b)	(11.34)%	Russell LifePoints® 2040 Strategy R3 Fund	(5.70)%
Wells Fargo Advantage Precious Metals Fund (b)	(16.06)%	Russell LifePoints® 2050 Strategy R3 Fund	(5.46)%
Principal Investor Money Market R5 Fund	— %		

(a) Fund was available for selection as an investment benchmark from January 1, 2011 through May 2, 2011.

(b) Fund was available for selection as an investment benchmark from May 2, 2011 through December 31, 2011.

As of October 15, 2007, our common stock was no longer available as a new benchmark investment. Further, employees and directors who had selected our common stock as a benchmark investment (the "Bancorp Stock Fund") were allowed to transfer from that fund during a transition period that ended on March 14, 2009. Employees and directors are no longer allowed to make transfers from the Bancorp Stock Fund, and any distributions will be made in whole shares of our common stock to the extent of the benchmark investment election in the Bancorp Stock Fund.

The following table outlines employee and employer contributions to the Nonqualified Deferred Compensation Plan, earnings on plan balances during the year and the aggregate amount of all plan obligations as of December 31, 2011.

NONQUALIFIED DEFERRED COMPENSATION

Named Executive Officer	Executive Contributions in Last FY ($) (a)	Registrant Contributions in Last FY ($) (b)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($) (c)
Joseph J. MarcAurele	—	38,615	1,279	—	77,620
David V. Devault	5,000	244	(26)	—	5,219
Galan G. Daukas	—	2,621	(2,862)	—	84,233
James M. Vesey	55,977	—	2,959	—	279,275
Stephen M. Bessette	28,672	560	(12,375)	—	222,935

(a) Reflects deferrals of salary and bonus payments that were accrued under the Nonqualified Deferred Compensation Plan during 2011. Salary amounts are disclosed in the Summary Compensation Table under the year 2011. Bonus amounts are disclosed in the Summary Compensation Table under the year 2010 for Messrs. Vesey and Bessette.

(b) Represents credits for amounts that would have been contributed by the Bank under the 401(k) Plan as described earlier in this Proxy Statement. Mr. MarcAurele's credit also includes a contribution of 5% of his salary or $23,236 which is described earlier in this Proxy Statement. These amounts are disclosed in the Summary Compensation Table, under All Other Compensation in 2011.

(c) Reflects employee and employer contributions that have been reflected in the Summary Compensation Table in this Proxy Statement and previous proxy statements as outlined in the following table.

Named Executive Officer	2011 ($)	Previous Years ($)	Total ($)
Joseph J. MarcAurele	38,615	34,773	73,388
David V. Devault	5,244	—	5,244
Galan G. Daukas	2,621	69,583	72,204
James M. Vesey	55,977	94,526	150,503
Stephen M. Bessette	29,232	35,260	64,492

———————————————

Upon election to defer income, the individual must also elect distribution timing and form of payment. In-service distributions may be in a lump sum payable in a specific year or in four annual installments commencing in the year a named student reaches age 18. Accounts may also be distributed commencing in the year following retirement in a lump sum or annual installments over five or ten years. Retirement is defined as separation from employment after age 65 or after age 55 with 10 or more years of service for executives, and for directors is termination of directorship after age 55. In the event of pre-retirement separation, accounts become payable in a lump sum in the following year, regardless of distribution election. Employer contributions are always payable in a lump sum in the year following separation. Distributions are paid in cash except that distributions from the Bancorp Stock Fund must be in the form of our common stock.

The Nonqualified Deferred Compensation Plan has been restated to comply with Section 409A of the Internal Revenue Code, which imposed new rules on deferred compensation programs. These rules generally apply to amounts deferred after December 31, 2004 and related earnings ("post-409A accounts"). Amounts deferred prior to January 1, 2005 and related earnings ("grandfathered balances") are subject to the rules applicable prior to the effective date of Section 409A. Participants may change distribution timing and form on grandfathered balances, provided a full calendar year passes between the year in which the change was requested and the new distribution date. Distribution elections on post-409A accounts may only be changed if (a) the new election is made at least 12 months before the first scheduled payment; (b) the distribution or first installment is delayed at least five years from the originally scheduled payment date; and (c) the new election is not effective until at least 12 months have elapsed. Participants can receive an early distribution of grandfathered balances, less a withdrawal penalty equal to 10% of the participant's total grandfathered balance. In the event of an unforeseeable emergency, executives and directors may receive a distribution from

33

grandfathered balances and/or post-409A accounts, to the extent necessary to meet the emergency and resulting income tax and penalties, subject to certain limitations outlined in the plan.

Potential Post-Employment Payments
The named executive officers are entitled to certain compensation in the event of termination of such executive's employment. This section discusses these post-employment payments, assuming separation from employment on December 31, 2011.

Severance Pay and Benefit Continuation
We do not have an employment contract with any named executive officer. Therefore, no severance benefit is payable and there is no continuation of benefit coverage in the event of a named executive officer's voluntary or involuntary termination, retirement, disability, or death. Severance and benefit continuation are available in the event of a change in control as discussed in the Potential Post-Employment Payments table presented later in this section.

Vested Equity Awards
Vested stock option grants are outlined in the Outstanding Equity Awards at Fiscal Year End table earlier in this Proxy Statement. A named executive officer may exercise his vested stock options at any time through his separation from employment date. The right to exercise vested stock options is forfeited following his separation from employment for all reasons other than retirement and death.

In the event of the death of the named executive officer, the right to exercise vested stock option grants would transfer to the named executive officer's estate and would expire on the three-year anniversary of the date of death. In the event of retirement, the named executive officer would have the right to exercise vested nonqualified stock options for three years following retirement and vested incentive stock options for 90 days following retirement. Messrs. Devault, Vesey and Bessette are the only named executive officers who are eligible to retire on December 31, 2011.

Information regarding the effect on unvested equity grants in a separation from employment is discussed in the Potential Post-Employment Payments table and accompanying footnotes presented later in this section.

Retirement Benefits Payable
In the event of any separation from employment on December 31, 2011, Messrs. Devault, Vesey and Bessette would be entitled to their vested benefit in the Pension Plan and Supplemental Pension Plan (collectively, the "Defined Benefit Retirement Plans"), as applicable. Mr. Devault would forfeit his right to the benefit of the Magic 85 Provision under the Pension Plan. Mr. MarcAurele is not eligible to participate in the Defined Benefit Retirement Plans.

Retirement benefits are not enhanced in the event of any named executive officer's voluntary or involuntary termination, retirement, disability or death on December 31, 2011.

In the event of a change in control, an enhanced benefit in the form of additional years of benefit service is available under the Pre-2009 Change in Control Agreements as described earlier. The value of this enhancement is outlined in the Potential Post-Employment Payments table presented later in this section.

The following table outlines the annual benefits available under the Defined Benefit Retirement Plans, assuming separation from service on December 31, 2011 under various termination scenarios:

Named Executive Officer	Retirement Plan	Annual Benefit Payable under Defined Benefit Retirement Plans(a)			
		Voluntary or Involuntary Termination ($)	Retirement ($) (b)	Death Benefit Payable to Surviving Spouse ($) (c)	Change in Control ($) (d)
David V. Devault	Pension Plan	56,019	56,019	25,209	56,019
	Supplemental Pension Plan	15,055	15,055	6,775	20,704
Galan G. Daukas	Pension Plan	23,043	n/a	10,369	23,043
	Supplemental Pension Plan	39,350	n/a	17,708	59,054
James M. Vesey	Pension Plan	45,005	45,005	20,252	45,005
	Supplemental Pension Plan	6,427	6,427	2,892	14,339
Stephen M. Bessette	Pension Plan	45,823	45,823	20,621	45,823
	Supplemental Pension Plan	7,233	7,233	3,255	14,387

(a) Unless otherwise noted, amount reflects annual benefit payable in the normal form at age 65 and immediately for Messrs. Devault, Vesey and Bessette who were retirement-eligible on December 31, 2011. The normal form is a life annuity under the Pension Plan and Supplemental Pension Plan.

(b) We consider retirement as separation from service after age 65 or after age 55 with ten years of service. Messrs. Devault, Vesey and Bessette are the only named executive officers who were eligible to retire on December 31, 2011.

(c) Amount reflects annual pre-retirement death benefit equal to 50% of the qualified 50% joint and survivor annuity. Benefit is payable to the surviving spouse from the executive's 65th birthday unless the executive is retirement-eligible in which case it is payable immediately, and adjusted for early commencement of benefits.

(d) Assumes change in control and immediate termination under a triggering event as described under the heading "Compensation Discussion and Analysis - Change in Control Agreements" earlier in this Proxy Statement.

_____

Nonqualified Deferred Compensation Plan

Obligations under the Nonqualified Deferred Compensation Plan generally would become payable in a lump sum in the January following the separation from employment, subject to the six-month delay imposed under Section 409A of the Internal Revenue Code. A separation from service for Messrs. Devault, Vesey and Bessette would be deemed a retirement and any plan balance would be paid according to the executive's distribution election under the plan. The aggregate balance of the obligations under this plan is detailed in the Nonqualified Deferred Compensation table earlier in this Proxy Statement. Plan balances represent accrued liabilities for amounts earned and are not enhanced for any voluntary or involuntary termination.

The following table presents potential post-employment payments assuming separation from service on December 31, 2011, under various termination scenarios.

POTENTIAL POST EMPLOYMENT PAYMENTS

Named Executive Officer	Type of Payment	Involuntary or Voluntary Termination ($)	Retirement ($) (a)	Death ($)	Permanent Disability ($)	Change in Control ($) (b)
MarcAurele	Severance (c)(d)	—	—	—	—	351,560
	Intrinsic Value of Accelerated Equity (e)(f)	—	—	1,241,191	455,273	1,241,191
	Value of Increased Retirement Benefits	—	—	—	—	—
	Health Benefits (g)	—	—	—	—	31,584
	Gross Up	—	—	—	—	—
	Total	—	—	1,241,191	455,273	1,624,335
Devault	Severance (c)	—	—	—	—	604,032
	Intrinsic Value of Accelerated Equity (e)(f)	—	100,480	266,103	54,972	266,103
	Value of Increased Retirement Benefits (h)	—	—	—	—	81,819
	Health Benefits (g)	—	—	—	—	27,502
	Gross Up (i)	—	—	—	—	306,244
	Total	—	100,480	266,103	54,972	1,285,700
Daukas	Severance (c)	—	—	—	—	1,150,814
	Intrinsic Value of Accelerated Equity (e)(f)	—	—	352,180	72,092	352,180
	Value of Increased Retirement Benefits (h)	—	—	—	—	108,612
	Health Benefits (g)	—	—	—	—	27,508
	Gross Up (i)	—	—	—	—	533,640
	Total	—	—	352,180	72,092	2,172,754
Vesey	Severance (c)	—	—	—	—	485,732
	Intrinsic Value of Accelerated Equity (e)(f)	—	88,304	228,239	44,235	228,239
	Value of Increased Retirement Benefits (h)	—	—	—	—	96,017
	Health Benefits (g)	—	—	—	—	20,528
	Gross Up (i)	—	—	—	—	283,935
	Total	—	88,304	228,239	44,235	1,114,451
Bessette	Severance (c)	—	—	—	—	448,000
	Intrinsic Value of Accelerated Equity (e)(f)	—	78,319	204,260	40,549	204,260
	Value of Increased Retirement Benefits (h)	—	—	—	—	87,350
	Health Benefits (g)	—	—	—	—	20,511
	Gross Up (i)	—	—	—	—	269,095
	Total	—	78,319	204,260	40,549	1,029,216

(a) We consider retirement as separation from service after age 65 or after age 55 with ten years of service. Messrs. Devault, Vesey and Bessette are the only named executive officers who were eligible to retire on December 31, 2011.

(b) Assumes change in control and immediate termination under a triggering event as described under the heading "Compensation Discussion and Analysis - Change in Control Agreements" earlier in this Proxy Statement.

(c) Severance payments are based on a multiple of the salary in effect at December 31, 2011, plus bonus including payments under the Annual Performance Plan, Wealth Management Business Building Incentive Plan and discretionary bonuses, as applicable. Multiples are described under the heading "Compensation Discussion and Analysis - Change in Control Agreements" earlier in this Proxy Statement. For Mr. MarcAurele, the bonus-related severance payment is based on the average of the bonuses paid during the three years prior to 2011. For Messrs. Devault, Daukas, Vesey and Bessette, bonus-related severance payments are based on the highest bonus paid during the two years prior to 2011.

(d) The severance payment for Mr. MarcAurele has been reduced by $1,193,440 to reflect the mandatory Section 280G cutback provision in his agreement.

(e) Reflects the value of accelerated equity based upon market closing price of $23.86 on December 31, 2011, as well as the value of dividend equivalents that would become payable under the performance share unit award grant. Unvested equity grants are outlined in the Outstanding Equity Awards at Fiscal Year End table earlier in this Proxy Statement. All unvested awards would be forfeited upon voluntary or involuntary termination, and would become fully vested upon a change in control or death. All unvested awards for Messrs. Devault, Vesey and Bessette would be vested on a pro-rated basis upon retirement. All performance share unit awards would be vested on a pro-rated basis upon permanent disability.

(f) For purposes of this table, we have assumed that the Corporation's performance versus that of the peer group during the performance measurement period for Mr. MarcAurele's 2010 award was at a percentile ranking of 77.5, resulting in a 155% award, and for all 2011 awards was at a percentile ranking of 77.5, resulting in a 155% award, which were our performance assumptions as of December 31, 2011. Actual results may be different.

(g) Reflects the value of health benefits based on actual 2012 premiums, increased by 8% for years 2 and 3, as applicable.

(h) Reflects the increase in retirement benefits resulting from the additional months of benefit accrual provided for the Supplemental Pension Plan under the Change in Control Agreements.

(i) Additional payment to cover the impact of the 20% excise tax imposed by Section 280G of the Internal Revenue Code.

_____

Director Compensation

Our director compensation philosophy is to provide competitive, fair and reasonable compensation to non-employee directors in order to attract the expertise and leadership necessary to provide strong corporate governance and maximize long-term shareholder value. Further, we believe director compensation should be aligned with the long-term interests of shareholders by creating and encouraging stock ownership.

The Committee, with the assistance of the compensation consultant, reviews director compensation annually to ensure that it is appropriate, competitive and effective. This process focuses on pay elements; compensation levels and mix; board and committee expertise, structure and roles; and best practices of comparable companies in the banking industry.

Cash Compensation Paid to Board Members

Non-employee members of our Board receive an annual cash retainer of $20,000. Additional annual cash retainers are provided based on the director's role. The Committee revised this additional retainer structure effective January 1, 2012. These changes primarily created a separate retainer in recognition of the Lead Director role, and increased the retainers of certain committee chairpersons in recognition of leadership, time commitment and expertise. The additional retainer structure is outlined below:

Role	Additional Annual Retainer in 2011	Additional Annual Retainer in 2012
Lead Director	Combined retainer of $8,000	$5,000
Nominating Committee Chairperson		$5,000
Executive Committee Chairperson		$0
Audit Committee Chairperson	$8,000	$8,000
Compensation Committee Chairperson	$4,000	$5,000

All members of the Corporation's Board are also members of the Bank's Board. Members of the Bank's Board do not receive an additional retainer for their involvement in the Bank's Board, except the chairperson of the Bank's Trust Committee, who received an additional annual retainer of $4,000. All retainers are paid in quarterly installments.

Non-employee directors also receive compensation for their attendance at meetings as outlined below:

Meeting	Meeting Fee		Fee for Attending Telephonically
Meetings of the Corporation's Board	$1,000	(a)	n/a
Meetings of the Bank's Board	$1,000	(a)	n/a
Audit Committee Meetings	$900		$800
All Other Committee Meetings	$800		$700

   (a) For meetings of the Corporation's Board and the Bank's Board held on the same day, as is the general practice, non-employee directors were paid for only one meeting.

Equity Compensation
In order to align Board interests with shareholders, non-employee directors typically receive an annual equity grant. In determining the form of equity to be granted, the Compensation Committee considers many factors including corporate performance, tax and accounting treatment and the impact on dilution.

In April 2011, the Compensation Committee granted 1,000 restricted stock units to each non-employee director who continued to serve as our director after the 2011 Annual Meeting of Shareholders. This grant, which included dividend equivalent rights, vests upon the earliest of (a) the three-year anniversary of the grant; (b) change in control of the Corporation; (c) the death of the director; or (d) retirement from the Corporation's Board after attainment of age 70.

Retirement Plans
Directors are not eligible to participate in any defined benefit plan maintained by the Corporation or the Bank. Directors are eligible to defer 100% of retainers and meeting fees into the Nonqualified Deferred Compensation Plan. Directors are not eligible for company contributions. Provisions regarding types of accounts, investment measurements, form and timing of payments, and distributions that apply to employees also apply to directors. Retirement for directors is defined in the Nonqualified Deferred Compensation Plan as termination of directorship after attainment of age 55.

Welfare Benefit Plans
Directors are not eligible for medical, dental, life or disability insurance at our expense. Directors may obtain coverage under the Bank's group medical and dental insurance plans at their own expense.

Director Summary Compensation Table

Directors who are employees receive no additional compensation for Board service. Compensation received by the employee directors as employees of the Corporation is shown in the Summary Compensation Table earlier in this Proxy Statement.

The following table summarizes the compensation paid to non-employee directors for the fiscal year ended December 31, 2011.

DIRECTOR COMPENSATION TABLE

Name	Fees Earned or Paid in Cash ($) (a)	Stock Awards ($) (b)	Option Awards ($) (c)	Non-Equity Incentive Plan Compensation ($)	Total ($)(d)
Gary P. Bennett	53,733	23,150	—	—	76,883
John J. Bowen (e)	27,333	23,150	—	—	50,483
Steven J. Crandall	52,000	23,150	—	—	75,150
Robert A. DiMuccio, CPA	49,033	23,150	—	—	72,183
Barry G. Hittner, Esq.	68,100	23,150	—	—	91,250
Katherine W. Hoxsie, CPA	65,700	23,150	—	—	88,850
Edward M. Mazze, Ph.D. (f)	16,667	—	—	—	16,667
Kathleen E. McKeough	77,667	23,150	—	—	100,817
Victor J. Orsinger II, Esq.	54,000	23,150	—	—	77,150
H. Douglas Randall, III	58,000	23,150	—	—	81,150
Patrick J. Shanahan, Jr.	69,300	23,150	—	—	92,450
John F. Treanor	58,000	23,150	—	—	81,150
John C. Warren	60,700	23,150	—	—	83,850

(a) Total reflects fees and retainers earned. During 2011, Director Hoxsie deferred $6,570 into the Nonqualified Deferred Compensation Plan.

(b) Amount listed reflects the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 for restricted stock unit award on April 26, 2011. Assumptions related to the financial reporting of restricted stock units are presented in Footnote 16 to the Consolidated Financial Statements presented in the 2011 Form 10-K.

(c) There were no stock option grants to non-employee directors during 2011.

(d) There is no Other Income, Change in Pension Value, nor Nonqualified Deferred Compensation Plan Earnings required to be disclosed in this table.

(e) Mr. Bowen joined the Corporation's Board on April 26, 2011.

(f) Mr. Mazze retired from the Corporation's Board on April 26, 2011.

The following table sets forth information with respect to the directors concerning outstanding stock option awards and unvested stock awards as of December 31, 2011.

| Name | Grant Date | Number of Securities Underlying Unexercised Options | | Option Exercise Price ($) | Number of Shares or Units of Stock That Have Not Vested (#) |
		Exercisable (#)	Unexercisable (#)		
Gary P. Bennett	4/23/2002	2,000	—	$20.23	
	4/29/2003	2,000	—	$20.62	
	4/27/2004	2,000	—	$27.56	
	4/27/2010				1,000
	4/26/2011				1,000
John J. Bowen	4/26/2011				1,000
Steven J. Crandall	4/23/2002	2,000	—	$20.23	
	4/29/2003	2,000	—	$20.62	
	4/27/2004	2,000	—	$27.56	
	4/27/2010				1,000
	4/26/2011				1,000
Robert A. DiMuccio, CPA	4/26/2011				1,000
Barry G. Hittner, Esq.	4/27/2004	2,000	—	$27.56	
	4/27/2010				1,000
	4/26/2011				1,000
Katherine W. Hoxsie, CPA	4/23/2002	2,000	—	$20.23	
	4/29/2003	2,000	—	$20.62	
	4/27/2004	2,000	—	$27.56	
	4/27/2010				1,000
	4/26/2011				1,000
Edward M. Mazze, Ph.D.		—	—		—
Kathleen E. McKeough	4/27/2004	2,000	—	$27.56	
	4/27/2010				1,000
	4/26/2011				1,000
Victor J. Orsinger II, Esq.	4/23/2002	2,000	—	$20.23	
	4/29/2003	2,000	—	$20.62	
	4/27/2004	2,000	—	$27.56	
	4/27/2010				1,000
	4/26/2011				1,000
H. Douglas Randall, III	4/23/2002	2,000	—	$20.23	
	4/29/2003	2,000	—	$20.62	
	4/27/2004	2,000	—	$27.56	
	4/27/2010				1,000
	4/26/2011				1,000
Patrick J. Shanahan, Jr.	4/23/2002	2,000	—	$20.23	
	4/29/2003	2,000	—	$20.62	
	4/27/2004	2,000	—	$27.56	
	4/27/2010				1,000
	4/26/2011				1,000
John F. Treanor	4/22/2002	6,266	—	$20.03	
	5/12/2003	10,473	—	$20.00	
	4/27/2010				1,000
	4/26/2011				1,000
John C. Warren	5/12/2003	23,125	—	$20.00	
	4/27/2010				1,000
	4/26/2011				1,000

_____

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee members are currently directors McKeough (Chairperson), Bennett, Bowen, Hittner, Orsinger and Shanahan. We are not aware of any compensation committee interlocks or relationships involving our executive officers or members of the Corporation's Board requiring disclosure in this Proxy Statement.

AUDIT COMMITTEE REPORT

The Audit Committee is responsible for providing independent, objective oversight of our accounting functions and internal controls. In connection with its responsibilities, the Audit Committee (1) reviewed the scope of the overall audit plans of both the internal audit staff and the independent registered public accounting firm; (2) evaluated the results of audits performed by the internal audit staff and independent registered public accounting firm that included but were not limited to accounting issues and internal controls; (3) assessed the action that has been taken by management in response to the audit results; and (4) appraised the effectiveness of the internal and independent audit efforts. The Audit Committee also assesses actions taken by management in connection with the internal control documentation and testing of internal controls over financial reporting and management's assertions related thereto in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, as amended, and the related reports of the independent registered public accounting firm on these matters.

In addition, the Audit Committee has:

- ▪ Reviewed and discussed the audited financial statements with management;
- ▪ Discussed with KPMG LLP, its independent registered public accounting firm, the matters required to be discussed by SAS 61, as amended; and
- ▪ Received the written disclosures and the letter from KPMG LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding KPMG LLP's communications with the Audit Committee concerning independence, and has discussed with KPMG LLP the independent registered public accounting firm's independence.

Based on the review and discussions above, the Audit Committee recommended to the Corporation's Board that the audited financial statements be included in the Corporation's Annual Report on Form 10-K for the last fiscal year for filing with the SEC.

The foregoing report has been furnished by the members of the Audit Committee:

Katherine W. Hoxsie, CPA (Chairperson)	Steven J. Crandall	Robert A. DiMuccio, CPA
Barry G. Hittner	Kathleen E. McKeough	Patrick J. Shanahan, Jr.

The foregoing report shall not be deemed to be "soliciting material" or to be "filed" with the SEC and should not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933, as amended, or under the Exchange Act, except to the extent that this information is specifically incorporated by reference, and shall not otherwise be deemed filed under such acts.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

During the years ended December 31, 2011 and December 31, 2010, we paid the following fees to KPMG LLP:

	2011	2010
Audit fees (a)	$575,000	$599,000
Audit-related fees	—	—
Tax fees (b)	62,020	50,090
All other fees	—	—
Total fees paid to KPMG LLP	$637,020	$649,090

(a) Annual audit of consolidated and subsidiary financial statements including Sarbanes-Oxley attestation, reviews of quarterly financial statements and other services provided by KPMG LLP in connection with statutory and regulatory filings.

(b) Tax return preparation, tax compliance and tax advice.

The Audit Committee has adopted a policy whereby engagement of the independent registered public accounting firm for audit services and for non-audit services shall be pre-approved by the Audit Committee, subject to the de minimus exception described in Section 10A(i)(1)(B) of the Exchange Act for non-audit services. During 2011, the Audit Committee pre-approved 100% of the Audit fees, Audit-related fees, Tax fees and All other fees.

The Audit Committee has considered whether the provision of the services identified under the headings "Audit-related fees," "Tax fees" and "All other fees" is compatible with maintaining KPMG LLP's independence and has determined that provision of such services is consistent with maintaining the principal auditor's independence.

INDEBTEDNESS AND OTHER TRANSACTIONS

The Bank has had transactions in the ordinary course of business, including borrowings, with certain of our directors and executive officers and their associates, all of which were made on substantially the same terms, including interest rates (except that executive officers and all other employees are permitted a modest interest rate benefit on first mortgages secured by a primary residence and other consumer loans) and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectibility or present other unfavorable features when granted. Similar transactions may be expected to take place in the ordinary course of business in the future. The aggregate extensions of credit outstanding at December 31, 2011 to all directors, executive officers and their related interests amounted to $5,139,566 in the aggregate. Any such transaction presently in effect with any director or executive officer is current as of this date, and is in compliance with Regulation O.

Patrick J. Shanahan, Jr., a director, was the former Chairman and Chief Executive Officer of First Financial Corp. prior to its acquisition by us in 2002. In connection with such acquisition, we agreed to assume the obligation to provide Mr. Shanahan with a supplemental retirement benefit equal to monthly installments of $20,854 payable for the life of Mr. Shanahan with a 50% spousal survivor benefit. The Board has determined that this benefit does not impair Mr. Shanahan's independence under the NASDAQ Listing Rules and the rules of the SEC.

POLICIES AND PROCEDURES FOR RELATED PARTY TRANSACTIONS

We conduct annual procedures, including the use of a written survey form, to (i) identify parties related to directors and executive officers and (ii) document the existence and terms of any related party transactions. As indicated previously, the approval of loan transactions involving directors, executive officers and their related interest is governed by the provisions of Regulation O. All other transactions involving directors and executive officers are reviewed annually by the Corporation's Board. The purpose of the review is to determine that such transactions are conducted on terms not materially less favorable than what would be usual and customary in transactions between unrelated persons and, in the case of transactions involving directors, to determine whether such transactions affect the independence of a director in accordance with the relevant rules and standards issued by the SEC and NASDAQ. We do not maintain a formal written policy concerning the aforementioned procedures. Our Code of Ethics provides guidance on business relations between us and our directors, officers and employees.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our officers and directors, and persons who own more than 10% of a registered class of our equity securities (collectively, "Insiders") to file reports of ownership and changes in ownership with the SEC. Insiders are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file. Based solely upon a review of the copies of such reports furnished to us, and on written representations from certain reporting persons, we believe that during 2011, all Section 16(a) filing requirements applicable to its Insiders were complied with, with the following exception: David W. Wallace, a beneficial owner of more than 10% of the Corporation's stock, did not timely file five Form 4 reports with respect to ten transactions.

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(PROPOSAL NO. 2)

The ratification of the Audit Committee's decision to retain KPMG LLP to serve as our independent registered public accounting firm to audit the Corporation's consolidated financial statements for the current fiscal year ending December 31, 2012 will be submitted to our shareholders at the Annual Meeting. Representatives of KPMG LLP will be present at the Annual Meeting, will have the opportunity to make a statement if they so desire and will be available to answer appropriate questions. Action by shareholders is not required by law in the appointment of the independent registered public accounting firm, but their appointment is submitted by the Audit Committee in order to give our shareholders a voice in the designation of our independent registered public accounting firm. If the appointment is not ratified by the affirmative vote of holders of a majority of the shares of common stock represented in person or by proxy at the Annual Meeting and entitled to vote thereon (provided that a quorum is present), the Audit Committee will reconsider its choice of KPMG LLP as our independent registered public accounting firm.

The board of directors unanimously recommends that shareholders vote "FOR" this proposal.

NON-BINDING RESOLUTION TO APPROVE THE COMPENSATION OF THE CORPORATION'S
NAMED EXECUTIVE OFFICERS (PROPOSAL NO. 3)

As required by section 14A of the Securities Exchange Act, our Board of Directors is submitting for shareholder approval, on an advisory basis, the compensation paid to our named executive officers as described in this Proxy Statement pursuant to Item 402 of Regulation S-K. As previously disclosed by the Corporation, the Board of Directors has determined that it will hold an advisory vote on executive compensation on an annual basis, and the next such shareholder advisory vote will occur at the 2013 Annual Meeting of Shareholders.

The resolution that is the subject of this proposal is a non-binding advisory resolution. Accordingly, the resolution will not have any binding legal effect regardless of whether or not it is approved and may not be construed as overruling a decision by Washington Trust or the Board of Directors or to create or imply any change to the fiduciary duties of the Board. Furthermore, because this non-binding advisory resolution primarily relates to compensation of our named executive officers that has already been paid or contractually committed, there is generally no opportunity for us to revisit those decisions. However, the Compensation Committee intends to take the results of the vote on this proposal into account in its future decisions regarding the compensation of our named executive officers.

Our compensation program is designed to deliver shareholder value by attracting, motivating and retaining our named executive officers, who are critical to our success, by offering a combination of base salary, as well as annual and long-term incentives that are closely aligned to the annual and long-term performance objectives of the Corporation. Please see "Compensation Disclosure and Analysis" beginning on page 14 for additional information about our executive compensation programs.

We believe that the effectiveness of our compensation programs is demonstrated by the accomplishments of management over the last fiscal year, including the highest earnings in our Corporation's 211 year history; a 22% increase in diluted earnings per share; a 152 basis point improvement in our return on equity; and a dividend increase. In addition, we achieved all-time high mortgage origination volume and sales activity; record deposit levels and significant deposit mix improvement; a 7% increase in wealth management revenues despite significant market volatility; and an 8% increase in total loans; all while maintaining solid asset quality and strong capital ratios. This strong performance was recognized by investors, as our stock price was up by 9% at the close of the year.

We are committed to providing a strong pay for performance link, and as such, we allocate a significant portion of total compensation to performance-based elements. Strong corporate performance in both 2011 and 2010 resulted in above-target performance-based cash compensation, compared to payments that averaged only 38% of plan targets for the named executive officers in 2009, a period of lower corporate profitability performance. Our compensation structure, which includes absolute and relative performance-based compensation elements, as well as the promotion of meaningful stock ownership through holding and equity grant retention guidelines, illustrates sound compensation practices.

The Board of Directors values the importance of receiving regular input from our shareholders on important matters such as the compensation of the Corporation's executive officers. We appreciate the past support and approval of compensation programs by our shareholders. Our longstanding compensation principles of supporting the business strategy, paying for performance, providing competitive compensation and aligning with shareholder interests remain unchanged. For these reasons, the Board recommends that shareholders vote in favor of the following resolution:

RESOLVED, that the compensation of Washington Trust's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the compensation tables and narrative discussion, be approved.

The Board of Directors unanimously recommends that shareholders vote "FOR" this proposal.

SHAREHOLDER PROPOSALS

Any shareholder who wishes to submit a proposal for presentation to the 2013 Annual Meeting of Shareholders must submit the proposal to the Corporation, 23 Broad Street, Westerly, Rhode Island 02891, Attention: Chief Executive Officer, not later than November 12, 2012 for inclusion, if appropriate, in our proxy statement and the form of proxy relating to the 2013 Annual Meeting of Shareholders. Any proposal submitted after November 12, 2012 will be considered untimely. Such a proposal must also comply with the requirements as to form and substance established by the SEC for such a proposal to be included in the proxy statement.

In addition, in order for a nominee to be considered at an Annual Meeting, our Restated Articles of Incorporation, as amended, provide that director nominations may be submitted by any shareholder entitled to vote for the election of directors provided that advance written notice of such proposed nomination, with appropriate supporting documentation as required by our Restated Articles of Incorporation, is received by our Secretary not less than 14 days nor more than 60 days prior to any meeting of the shareholders called for the election of directors at which such shareholder is present by person or by proxy; provided, however, that if fewer than 21 days notice of the meeting is given to shareholders, such written notice of such proposed nomination must be received by our Secretary not later than the close of the 10th day following the day on which notice of the meeting was mailed to shareholders. For this Annual Meeting, such proposals must be received by the Corporation not earlier than February 24, 2012 and not later than April 10, 2012. Proxies solicited by our Board of Directors will confer discretionary voting authority with respect to these proposals, subject to SEC rules and regulations governing the exercise of this authority.

HOUSEHOLDING OF PROXY MATERIALS

We send only one annual report and proxy statement to multiple shareholders sharing an address unless we have received contrary instructions from you or any shareholder at that address. This practice, known as "householding," is designed to reduce the costs to the Corporation of preparing and mailing duplicate materials as well as to reduce the volume of duplicate information received at one household. However, if you reside at such an address and wish to receive a separate annual report or proxy statement, you may contact our transfer agent, American Stock Transfer & Trust Company, to "opt-out" or revoke your consent. If you "opt-out" or revoke your consent to householding, each shareholder residing at your address will receive individual copies of our proxy statement and annual report. If you are receiving multiple copies of our annual report and proxy statement, you can request householding by contacting American Stock Transfer & Trust Company. American Stock Transfer & Trust Company can be contacted by telephone at 800-852-0354 and by mail at 59 Maiden Lane, Plaza Level, New York, New York 10038.

If you wish to request separate copies free of charge of an annual report or proxy statement, please send your request to Elizabeth B. Eckel, Senior Vice President, Marketing, Washington Trust Bancorp, Inc., P.O. Box 512, Westerly, Rhode Island 02891, or call our Investor Relations Department at 401-348-1566 or visit our website at www.washtrust.com.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Any shareholder desiring to send communications to the Corporation's Board, or any individual director, may forward such communication to our Secretary at our offices at 23 Broad Street, Westerly, Rhode Island 02891. The Secretary will collect all such communications and forward them to the Corporation's Board and any such individual director.

FINANCIAL STATEMENTS

Our financial statements are contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which has been provided to our shareholders concurrently herewith. Such report and the financial statements contained in our Annual Report on Form 10-K are not to be considered as a part of this soliciting material.

OTHER BUSINESS

Management knows of no matters to be brought before the Annual Meeting other than those referred to in this Proxy Statement, but if any other business should properly come before the meeting, the persons named in the proxy intend to vote in accordance with their best judgment.

INCORPORATION BY REFERENCE

To the extent that this Proxy Statement has been or will be specifically incorporated by reference into any filing by the Corporation under the Securities Act of 1933, as amended, or the Exchange Act, the sections of the Proxy Statement entitled "Compensation Committee Report," and "Audit Committee Report" shall not be deemed to be so incorporated, unless specifically otherwise provided in any such filing.

ANNUAL REPORT ON FORM 10-K

Our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, as filed with the SEC, is available on our website at www.washtrust.com under Investor Relations – SEC Filings. Copies are also available without charge upon written request addressed to Elizabeth B. Eckel, Senior Vice President, Marketing, Washington Trust Bancorp, Inc., P.O. Box 512, Westerly, Rhode Island 02891-0512.

EXPENSE OF SOLICITATION OF PROXIES

The cost of solicitation of proxies, including the cost of reimbursing brokerage houses and other custodians, nominees or fiduciaries for forwarding proxies and Proxy Statements to their principals, will be borne by the Corporation. Solicitation may be made in person or by telephone or telegraph by officers or regular employees of the Corporation, who will not receive additional compensation therefore. In addition, we have retained Morrow & Co., LLC to assist in the solicitation of proxies for a fee of $6,500 plus customary expenses.

**REGARDLESS OF THE NUMBER OF SHARES YOU OWN,
YOUR VOTE IS IMPORTANT TO THE CORPORATION.**

**PLEASE COMPLETE, DATE AND SIGN AND PROMPTLY RETURN
THE ENCLOSED PROXY CARD TODAY. YOU MAY ALSO VOTE
YOUR SHARES THROUGH THE INTERNET OR BY TELEPHONE.**

Submitted by order of the Board of Directors,

/s/ David V. Devault

David V. Devault
Secretary

Westerly, Rhode Island
March 12, 2012

ANNUAL MEETING OF SHAREHOLDERS OF

WASHINGTON TRUST BANCORP, INC.

April 24, 2012

**Important Notice Regarding the Availability of Proxy Materials for the Annual Shareholder Meeting
To Be Held on April 24, 2012: The Corporation's 2012 Proxy Statement and its Form 10-K
and Annual Report for 2011 are available at www.washtrust.com/proxy.
These documents are also available by calling the Corporation's toll-free number (800) 475-2265
or by contacting Elizabeth B. Eckel, Senior Vice President by email at investor.relations@washtrust.com.**

Please sign, date and mail
your proxy card in the envelope provided
as soon as possible.

Please detach along perforated line and mail in the envelope provided.

**THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" PROPOSAL NOS. 1, 2 AND 3.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN
HERE ☒**

---

1. The election of five directors, nominated by the Board of Directors, for three-year terms, each to serve until their successors are duly elected and qualified;

   NOMINEES:

   ☐ FOR ALL NOMINEES
   - ○ Steven J. Crandall
   - ○ Joseph J. MarcAurele
   - ○ Victor J. Orsinger, II, Esq.
   - ○ Edwin J. Santos
   - ○ Patrick J. Shanahan, Jr.

   ☐ WITHHOLD AUTHORITY FOR ALL NOMINEES

   ☐ FOR ALL EXCEPT
   (See instructions below)

   INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark "FOR ALL EXCEPT" and fill in the circle next to each nominee you wish to withhold, as shown here: ●

2. The ratification of the selection of KPMG LLP as the Corporation's independent registered public accounting firm for the year ending December 31, 2012;

   FOR ☐ AGAINST ☐ ABSTAIN ☐

3. A non-binding resolution to approve the compensation of the Corporation's named executive officers;

   FOR ☐ AGAINST ☐ ABSTAIN ☐

4. In their discretion, the proxies are authorized to vote upon any other matters that are properly brought by or at the direction of the Board of Directors before the Annual Meeting and at any adjournments or postponements thereof.

The undersigned hereby acknowledges receipt of the accompanying notice of Annual Meeting of Shareholders, the Proxy Statement with respect thereto, and the Corporation's 2011 Annual Report and hereby revokes any proxy or proxies heretofore given. This proxy may be revoked at any time.

PLEASE VOTE, DATE AND PROMPTLY RETURN THIS PROXY IN THE ENCLOSED RETURN ENEVLOPE, WHICH IS POSTAGE PREPAID IF MAILED IN THE UNITED STATES.

TO INCLUDE ANY COMMENTS, USE THE COMMENTS BOX ON THE REVERSE SIDE OF THE CARD.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder		Date:		Signature of Shareholder		Date:	

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee, or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.



WASHINGTON TRUST BANCORP, INC.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Victor J. Orsinger II and Joseph J. MarcAurele, or either one of them, attorneys with full power of substitution to each for and in the name of the undersigned, with all powers the undersigned would possess if personally present to vote the common stock of the undersigned in Washington Trust Bancorp, Inc. at the Annual Meeting of its shareholders to be held at the Westerly Library, 44 Broad Street, Westerly, Rhode Island at 11:00 a.m. (local time) on Tuesday, April 24, 2012 or any adjournment thereof.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE SHAREHOLDERS. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED "FOR" PROPOSAL NOS. 1, 2 AND 3. IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE ON SUCH OTHER MATTERS THAT ARE PROPERLY BROUGHT BY OR AT THE DIRECTION OF THE BOARD OF DIRECTORS BEFORE THE ANNUAL MEETING AND AT ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF, INCLUDING WHETHER OR NOT TO ADJOURN THE ANNUAL MEETING. THIS PROXY ALSO CONFERS DISCRETIONARY AUTHORITY ON THE PROXIES TO VOTE WITH RESPECT TO THE ELECTION OF ANY INDIVIDUAL AS DIRECTOR WHERE ONE OR MORE NOMINEES ARE UNABLE TO SERVE, OR FOR GOOD CAUSE WILL NOT SERVE, AND WITH RESPECT TO MATTERS INCIDENTAL TO THE CONDUCT OF THE ANNUAL MEETING.

PLEASE SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE.

(Continued and to be signed on the reverse side)

COMMENTS: